Filed Pursuant to Rule 424(B)(1)
Registration No: 333-157700

THE MONEY TREE INC.

$35,000,000 Subordinated Demand Notes

We are offering up to $35,000,000 in aggregate principal amount of our Subordinated Demand Notes on a continuous basis. A minimum initial investment of $100 is required.

We will issue the Demand Notes in denominations of at least $1, subject to the initial minimum investment requirement of $100. The Demand Notes shall have no stated maturity and shall be payable or redeemable, in whole or in part, at any time at your option, subject to the subordination provisions. The Demand Notes shall bear interest at a variable rate (compounded daily based upon a 365-day year), which will vary depending upon the daily average balance held by you ranging from $1.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. When we set interest rates for each range of balances, such rates become effective for and applied to all Demand Notes with a daily average balance within that range, whether existing or newly issued. These interest rates may be the same or different for each range of balances and we may increase or decrease the rate for any range independently of the other ranges without advance notice to you after the date of purchase. We will only pay interest on a Demand Note when you make a demand for payment of principal of the Demand Note.

You may obtain the current interest rates payable on the Demand Notes by calling our executive offices in Bainbridge, Georgia at (877) 468-7878 (toll free) or (229) 248-0990 or by visiting our web site at www.themoneytreeinc.com. We will file a Rule 424(b)(2) prospectus supplement setting forth the current interest rates with the Securities and Exchange Commission upon any change in the interest rates.

We are offering the Demand Notes through our designated selling officer, Jennifer Ard, without an underwriter and on a continuous basis. We do not have to sell any minimum amount of Demand Notes to accept and use the proceeds of this offering. We cannot assure you that all or any portion of the Demand Notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. Therefore, you will not be entitled to the return of your investment. The Demand Notes are not listed on any securities exchange, and there is no public trading market for the Demand Notes. We have the right to reject any subscription, in whole or in part, for any reason.

We may at our option redeem at any time the Demand Notes (1) upon at least 30 days written notice to you, or (2) if the principal balance falls below $100, for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption.

You should read this prospectus and any applicable prospectus supplement carefully before you invest in the Demand Notes. These Demand Notes are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior debt. As of December 25, 2008, we had $81,045,645 of debt outstanding that ranks equal with or senior to the Demand Notes offered pursuant to this prospectus. We expect to incur additional debt in the future, including, without limitation, the Demand Notes offered pursuant to this prospectus.

The Demand Notes are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to use to repay the Demand Notes.

See “Risk Factors” beginning on page 10 for certain factors you should consider before buying the Demand Notes. These risks include the following:

•	The Demand Notes are risky and speculative investments for suitable investors only.

•	We suffered significant losses during fiscal year 2008 and the first fiscal quarter of 2009 and such losses will likely continue through 2009.

•

The collectability of our finance receivables has been affected by general economic conditions, which has resulted in significant increases to our allowance for credit losses and provision for credit losses.

•	We are substantially reliant upon the net offering proceeds we receive from the sale of debentures and demand notes to meet our liquidity needs.

•	We may be unable to meet our debenture and demand note obligations, which could force us to sell off our loan receivables and other operating assets or cease our operations.

•	Our Demand Notes are not insured or guaranteed by the FDIC, so you are dependent upon our ability to manage our business and generate adequate cash flows.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, and neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount And Commission	Proceeds to Company
Per Demand Note	100%	None	100%
Total	$35,000,000	None	$35,000,000(1)

(1)

We will receive all of the net proceeds from the sale of the Demand Notes, which, if we sell all of the Demand Notes covered by this prospectus, we estimate will total approximately $34,385,000 after expenses.

The date of this prospectus is April 10, 2009.

i

ii

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell the Demand Notes only in jurisdictions where offers and sales are permitted.

iii

QUESTIONS AND ANSWERS

Below we have provided some of the more frequently asked questions and answers relating to the offering of the Demand Notes. Please see the “Prospectus Summary” and the remainder of the prospectus for more information about the offering of the Demand Notes.

Q:	Who is The Money Tree Inc.?

A:	We are a consumer finance company operating since our inception in 1987 through our branch offices in 103 locations throughout Georgia, Alabama, Louisiana and Florida.

Q:	What are your primary business activities?

A:	We primarily make, purchase and service direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans are direct loans to customers for general use, which are collateralized by existing automobiles or consumer goods, or are unsecured. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either from one of our branch locations or from a retail store and are collateralized by such consumer goods. Motor vehicle installment sales contracts are initiated by us or purchased from automobile dealers subject to our credit approval. We originate direct consumer loans and consumer sales finance contracts primarily in our branch office locations. As of December 25, 2008, direct consumer loans comprised 41.4%, motor vehicle sales contracts comprised 37.4% and consumer sales finance contracts comprised 21.3% of the gross amount of our outstanding loans and contracts, excluding amounts in bankruptcy. Most of our customers have “subprime” credit ratings and are considered higher than average credit risks. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate three used automobile dealerships in the State of Georgia. We also offer, among other products and services, credit and non-credit insurance products, prepaid phone services and automobile club memberships to our loan customers. Insurance products include credit life, credit accident and sickness, and collateral protection, which are issued by a non-affiliated insurance company.

Q:	What kind of offering is this?

A:	We are offering up to $35,000,000 of Subordinated Demand Notes to residents of the State of Georgia.

Q:	What is a Subordinated Demand Note?

A:

A Demand Note is our promise to repay your principal investment on demand by you plus interest earned to that date. The Demand Notes are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior debt. Subordinated means that if we are unable to pay our debts as they come due, all of the senior debt would be paid first, before any payment would be made on the Demand Notes. As of December 25, 2008, we had the following debt outstanding that ranks equal with or senior to the Demand Notes:

Senior debt	$422,505
Debentures	77,410,936
Demand Notes	3,212,204

Total	$81,045,645

We expect to incur additional debt in the future, including, without limitation, the Demand Notes offered pursuant to this prospectus.

Q:	Is my investment in the Demand Notes insured?

A:	No. The Demand Notes are not certificates of deposit or similar obligations or guaranteed by any depository institution, and they are not insured by the FDIC or any governmental or private insurance fund, or any other entity. They are backed only by the faith and credit of our company and our operations.

Q:	How is the interest rate determined?

A:	The interest rate offered on the Demand Notes varies depending on the average daily balances in the following ranges: $1.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. When we establish an interest rate for each range of balances, it becomes effective for and applied to all Demand Notes with a daily balance within that range, whether existing or newly issued. If your average daily balance changes at any time during which you hold Demand Notes, your interest rate will change accordingly.

Q:	How is interest calculated and paid to me?

A:	The interest rate is a variable rate, and interest is compounded daily (based on a 365-day year). The interest rate may be the same or different for each range of balances, and we may increase or decrease the rate for any range independently of the others without notice to you after the date of purchase. In other words, we can change the interest rate payable to you at any time in our discretion. Interest is only payable when you make a demand for payment of principal of the Demand Note.

Q:	Do the Demand Notes have a maturity date?

A:	No. A Demand Note is payable to you on your demand.

Q:	When may I redeem the Demand Note?

A:	Subject to the subordination provisions, you may redeem or demand payment on the Demand Note at any time. In such event, we will pay you the outstanding principal balance plus interest earned to the date of redemption.

Q:	Can you force me to redeem my Demand Note?

A:	Yes, we may call your Demand Note for redemption at any time upon 30 to 60 days notice. We may, in our sole discretion, redeem any Demand Note in full if the principal balance falls below $100 at any time. Any such redemptions by us will be for a price equal to the principal amount plus accrued interest to the date of redemption.

Q:	How are the Demand Notes sold?

A:	The Demand Notes are offered by our designated selling officer without an underwriter. We intend to market the offering primarily by placing advertisements in local newspapers, purchasing roadway sign advertisements and placing signs in our branch office locations in states in which we have properly registered the offerings or qualified for an exemption from registration.

Q:	What will you do with the proceeds raised from this offering?

A:	If all the Demand Notes offered by this prospectus are sold, we expect to receive approximately $34,385,000 in net proceeds after deducting all costs and expenses associated with this offering. We intend to use substantially all of the net cash proceeds from this offering in the following order of priority:

•

to redeem (1) debentures and demand notes of our subsidiary, The Money Tree of Georgia Inc. and (2) Series A Variable Rate Subordinated Debentures, the Series B Variable Rate Subordinated Debentures (“Debentures”) and the Demand Notes issued by us;

•	to make interest payments to holders of all of our debentures and demand notes;

•	to the extent we have remaining net proceeds and adequate cash on hand, to fund the following activities:

¡	to make additional consumer loans;

¡	to fund the purchase of inventory of used cars;

¡	to open new branch office locations;

¡	to acquire loan receivables from competitors; and

¡	for working capital and other general corporate purposes.

Q:	What are some of the significant risks of my investment in the Demand Notes?

A:	You should carefully read and consider all risk factors beginning on page 10 of the prospectus prior to investing. Below is a summary of some of the significant risks of an investment in the Demand Notes:

•	the Demand Notes are risky and speculative investments for suitable investors only;

•	we are substantially reliant upon the net offering proceeds from the sale of debentures and demand notes to meet our liquidity needs;

•	we may be unable to meet our debenture and demand note redemption obligations, which could force us to sell off our loan receivables and other operating assets or cease our operations;

•	we can provide no assurance that any of the Demand Notes will be sold or that we will raise sufficient proceeds to carry out our business plans;

•

if we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Demand Notes than we have cash available for such payments or redemptions;

•	the Demand Notes are not insured or guaranteed by any third party, so you are dependent upon our ability to manage our business and generate adequate cash flows;

•	payment on the Demand Notes is subordinate to the payment of all of our present and future outstanding senior debt, and the indenture does not limit the amount of senior debt we may incur;

•

payment of interest and principal on the Demand Notes is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.;

•

our internal controls over financial reporting may not be effective in preventing or detecting misstatements in our financial statements, and if we fail to detect material misstatements in our financial statements, our financial condition and operating results could be severely and negatively affected;

•	if we find errors in our previously issued financial statements, we may choose to suspend our offerings of demand notes and debentures until such time as the financial misstatements can be corrected, and if correcting those errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected;

•	the indenture does not contain covenants restricting us from taking certain actions, and therefore, the indenture provides very little protection of your investment;

•	we suffered significant losses during fiscal year 2008 and the first quarter of 2009 and we anticipate such losses will likely continue through 2009;

•

we suffered significant credit losses in 2008 and due to current economic conditions, including inflation and rising fuel costs, there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected;

•	our shareholders’ deficit balance may limit our ability to obtain future financing, which could have a negative effect on our operations and our liquidity;

•	our lack of a significant line of credit could affect our liquidity in the future;

•	our focus towards smaller, shorter-term loans has resulted in a significant decrease in loan volume, which has negatively affected our net revenues before retail sales;

•

we have substantial funds held at four financial institutions that exceed the insurance coverage offered by the FDIC, the loss of which would have a severe negative affect on our operations, liquidity and ability to repay our Demand Note obligations; and

•	we are controlled by the Martin family and do not have any independent board members overseeing our operations.

Q:	Who may I contact for more information?

A:	While our branch office personnel would be happy to provide you with a prospectus and may accept your investment check and documentation, they are not allowed to answer any substantive questions about your investment. If you have questions about the offering of the Demand Notes or need additional information, please call our executive office at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia).

PROSPECTUS SUMMARY

This summary highlights selected information most of which was not otherwise addressed in the “Questions and Answers” section of this prospectus. For more information about us, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” the financial statements and other financial data, any related prospectus supplement and the documents we have referred you to in “Where You Can Find More Information” on page 69.

Our Company

We were incorporated in Georgia in 1987, and our principal corporate office is located at 114 South Broad Street, Bainbridge, Georgia 39817. Our general telephone number is (229) 246-6536. Information about us can be found at www.themoneytreeinc.com. The information contained on this website is not part of this prospectus.

The Offering

Securities Offered	We are offering up to $35,000,000 in aggregate principal amount of our Demand Notes. The Demand Notes are governed by an indenture between us and U.S. Bank National Association, as trustee. The Demand Notes do not have the benefit of a sinking fund. See “Description of Demand Notes – General.”

Denominations	Increments of at least $1.

Minimum Investment	A minimum initial investment of $100 is required.

Form of Investment	Investments in Demand Notes may be made by check or by automatic debit of your bank account.

Interest Rate	Variable interest rate, compounded daily based on a 365-day year, which will vary depending upon the average daily balances in the following ranges: $1.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.

Payment of Interest	Interest is payable only when you make a demand for payment of principal of the Demand Note.

No Maturity	Demand Notes shall have no stated maturity.

Payment/Redemption	Demand Notes shall be payable or redeemable, in whole or in part, at your option at any time, subject to subordination.

Redemption by Us	We may redeem the Demand Note at any time upon 30 to 60 days written notice to you for a price equal to principal plus interest accrued to the date of redemption.

Redemption if Balance Falls Below $100	We may, at our sole option, redeem any Demand Note in full, if the principal balance of such Demand Note falls below $100 at any time, for a price equal to principal plus interest accrued to the date of redemption.

Subordination	Demand Notes are subordinated, in all rights to payment and in all other respects, to all of our debt except for debt that by its terms expressly provides that such debt is not senior in right to payment of the Demand Notes. Senior debt includes, without limitation, all of our bank and finance company debt and any line of credit we may obtain in the future. This means that if we are unable to pay our debts when due, all of the senior debt would be paid first, before any payment would be made on the Demand Notes.

Event of Default	Under the indenture, an event of default is generally defined as (1) a default in the payment of principal and interest on the Demand Notes that is not cured for 30 days, (2) our becoming subject to certain events of bankruptcy or insolvency, or (3) our failure to comply with provisions of the Demand Notes or the indenture if such failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions	Transfer of a Demand Note is effective only upon the receipt of valid transfer instructions by the registrar from the Demand Note holder of record.

Trustee	U.S. Bank National Association, a national banking association.

Risk Factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the Demand Notes.

Summary Consolidated Financial Data

The following table summarizes certain financial data of our business. You should read this summary together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary balance sheet data, as of September 25, 2008 and 2007, and the summary statement of operations data, for the fiscal years ended September 25, 2008, 2007 and 2006, have been derived from our audited consolidated financial statements and related notes included in this prospectus. The summary balance sheet data, as of September 25, 2006, 2005 and 2004, and the summary statement of operations data, for the fiscal years ended September 25, 2005 and 2004, have been derived from our audited financial statements that are not included in this prospectus. Our summary balance sheet data, as of December 25, 2008, and summary statement of operations data, for the three months ended December 25, 2008 and 2007, have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. Our summary balance sheet data, as of December 25, 2007, have been derived from our unaudited consolidated financial statements that are not included in this prospectus.

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	For the three months ended December 25,		As of, and for, the Fiscal Year Ended September 25,
Consolidated Operations Data	2008	2007	2008	2007	2006	2005	2004
(in thousands except ratios)
Net interest and fee income (loss)(1)	$443	$880	$(2,807)	$6,472	$7,961	$9,720	$8,281
Insurance commissions	2,565	2,563	9,615	10,120	11,263	10,490	6,477
Delinquency fees	403	412	1,720	1,776	1,565	1,676	1,638
Other income(2)	597	664	2,491	2,698	2,729	2,434	2,891

Net revenue before retail sales	4,008	4,519	11,019	21,066	23,518	24,320	19,287
Gross margin on retail sales	1,614	1,956	6,033	6,832	6,361	5,703	4,959

Net revenues	5,622	6,475	17,052	27,898	29,879	30,023	24,246
Operating expenses	(7,251)	(6,831)	(28,469)	(27,604)	(29,151)	(29,205)	(24,854)

Net operating income (loss)	(1,629)	(356)	(11,417)	294	728	818	(608)
Other non-operating income	-	-	-	-	151	-	-
Loss on sale of property & equipment	-	(14)	(21)	(19)	(75)	(81)	(31)

Income (loss) before income taxes	(1,629)	(370)	(11,438)	275	804	737	(639)
Income tax benefit (expense)	-	(210)	(528)	101	(274)	(304)	208

Net income (loss)	$(1,629)	$(580)	$(11,966)	$376	$530	$433	$(431)

Ratio of earnings to fixed charges(3)	(4)	(4)	(4)	1.03	1.10	1.10	(4)
Cash and cash equivalents	$5,260	$16,292	$12,541	$17,854	$12,920	$9,619	$8,373
Finance receivables, net(5)	67,214	77,421	67,730	75,838	76,658	74,660	63,010
Other receivables	1,904	1,116	957	863	1,013	1,099	4,904
Inventory	2,766	2,846	3,167	3,057	2,195	2,402	2,293
Property and equipment, net	4,824	4,147	4,906	4,220	4,581	4,850	4,657
Total assets	84,378	105,681	91,800	105,784	101,487	96,005	86,091
Senior debt	423	630	695	512	669	1,186	2,062
Subordinated debt	-	-	-	-	970	1,800	1,500
Debentures(6)	77,411	82,147	82,209	81,861	77,910	68,905	61,582
Demand notes(6)	3,212	5,063	3,658	5,991	8,137	12,867	11,702
Shareholders’ deficit	$(14,525)	$(1,510)	$(12,896)	$(930)	$(1,305)	$(1,835)	$(2,268)

(1)	Net of interest expense and provision for credit losses.
(2)

Includes commissions from motor club memberships received from Interstate Motor Club, Inc., an affiliated entity, and income from income tax return preparation services received from Cash Check Inc. of Ga., a previously affiliated entity that was dissolved in December 2007.

(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)

Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $1,628,864 for the three months ended December 25, 2008; $370,244 for the three months ended December 25, 2007; $638,918 for the year ended September 25, 2004 and $11,438,560 for the year ended September 25, 2008.

(5)	Net of unearned insurance commissions, unearned finance charges, unearned discounts and allowance for credit losses.
(6)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 8 to our audited financial statements for the year ended September 25, 2008.

RISK FACTORS

Our operations and your investment in the Demand Notes are subject to a number of risks. You should carefully read and consider these risks, together with all other information in this prospectus, before you decide to buy the Demand Notes. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the Demand Notes could be materially adversely affected.

Risks Related to Our Offering

The Demand Notes are risky and speculative investments for suitable investors only.

You should be aware that the Demand Notes are risky and speculative investments suitable only for investors of adequate financial means. If you cannot afford to lose your entire investment, you should not invest in the Demand Notes. Potential investors are required to complete a purchaser suitability questionnaire to assist our executive officers in determining whether an investment in the Demand Notes is a suitable investment, and such executive officers have the right to reject any potential investor. If we accept an investment, you should not assume that the Demand Notes are a suitable and appropriate investment for you.

We are substantially reliant upon the net offering proceeds we receive from the sale of our debentures and demand notes to meet our liquidity needs.

Since 2003, we or our subsidiary, The Money Tree of Georgia Inc., have sold $107,067,590 of debentures and $45,635,665 of demand notes. We are substantially reliant upon the net offering proceeds we receive from the sale of our debentures and demand notes to meet our liquidity needs. We use these net offering proceeds to fund redemption obligations, make interest payments and to fund other working capital. If we are unable to sell our debentures or demand notes, our liquidity and capital needs will be severely and negatively affected.

We may be unable to meet our debenture and demand note redemption obligations, which could force us to sell off our loan receivables and other operating assets or cease our operations.

In addition to the Demand Notes we issue pursuant to this prospectus, we may issue Debentures or similar debt instruments to investors in order to raise funds for our operations. As of December 25, 2008, we had a total of $3,212,204 of demand notes and $77,410,936 of debentures outstanding, which demand notes may be redeemed by our investors at any time. Of this amount, our subsidiary, The Money Tree of Georgia Inc. has issued $507,800 of demand notes and $41,575,953 of debentures. Additionally, we have $14,359,353 accrued interest associated with the outstanding obligations. We intend to pay these and any other redemption obligations using our normal cash sources, such as collections on finance receivables and used car sales, as well as proceeds from the sale of the Demand Notes and Debentures. However, our operations and other sources of funds may not provide sufficient available cash flow to meet our redemption obligations, especially if the amount of redemptions at any given time is significantly greater than anticipated or if cash on hand is less than expected due to losses or other circumstances. As of the month ended February 25, 2009, we had redeemed $3.1 million in debentures and $0.3 million in demand notes, and our cash and cash equivalents decreased by approximately $1.5 million to a balance of $3.8 million due primarily to these redemptions. If we are unable to repay or redeem the principal amount of debentures or demand notes when due, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets, or we might be forced to cease our operations, and you could lose some or all of your investment.

We can provide no assurance that any Demand Notes will be sold or that we will raise sufficient proceeds to carry out our business plans.

We are offering the Demand Notes through our designated selling officer without a firm underwriting commitment. While we intend to sell up to $35,000,000 in principal amount of Demand Notes, there is no minimum amount of proceeds that must be received from the sale of the Demand Notes in order to accept proceeds from the Demand Notes actually sold. Accordingly, we can provide no assurance about the total principal amount of Demand Notes that will be sold. Therefore, we cannot assure you that we will raise sufficient proceeds to carry out our business plans.

Our Demand Notes are not insured or guaranteed by any third party, so you are dependent upon our ability to manage our business and generate adequate cash flows.

Our Demand Notes are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal and interest on the Demand Notes. If these sources are inadequate, you could lose your entire investment.

If we redeem the Demand Notes, you may not be able to reinvest the proceeds at comparable rates.

We may redeem, at our option, at any time, the Demand Notes (1) upon at least 30 days written notice, or (2) if the principal balance falls below $100. In the event we redeem your Demand Note, you would have the risk of reinvesting the proceeds at the then-current market rates, which may be higher or lower.

If we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Demand Notes than we have cash available for such payments or redemptions.

Because the Demand Notes are payable or redeemable at any time by holders, we cannot control the amount or timing of such payments or redemptions. If we or our operations suffer from severe negative publicity, we may receive significantly greater payment or redemption requests in a short time period than we have cash available to fund such payments or redemptions. In such event, we could be declared in default on the Demand Notes and other debt instruments. If we are unable to cure such default or otherwise meet our payment or redemption obligations, you could lose your entire investment.

An increase in market interest rates may result in a reduction in our liquidity and profitability and impair our ability to pay interest and principal on the Demand Notes.

Interest rates are currently at or near historic lows. Sustained, significant increases in interest rates could unfavorably impact our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our

Demand Notes and Debentures and any bank debt we incur. Any reduction in our liquidity and profitability would diminish our ability to pay principal and interest on the Demand Notes.

Payment on the Demand Notes is subordinate to the payment of all outstanding present and future senior debt, and the indenture does not limit the amount of senior debt we may incur.

The Demand Notes are subordinate and junior to any and all of our senior debt. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we or our subsidiaries may incur. Upon the maturity of our senior debt, by lapse of time, acceleration or otherwise, the holders of our senior debt have first right to receive payment in full prior to any payments being made to you as a Demand Note holder. Therefore, you would only be repaid if funds remain after the repayment of our senior debt. As of December 25, 2008, we had $422,505 of senior debt outstanding.

Payment of interest and principal on the Demand Notes is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.

Substantially all of our assets and operations are conducted through our subsidiaries. As a result, all the creditors of our subsidiaries, including the holders of the demand notes and debentures issued by The Money Tree of Georgia Inc., would be paid prior to our subsidiaries being allowed to distribute any amounts to us. As of December 25, 2008, $507,800 of demand notes and $41,575,953 of debentures issued by The Money Tree of Georgia Inc. were outstanding. If our subsidiaries did not have sufficient funds to pay their debts, our ability to pay principal and interest on the Demand Notes would be impaired.

Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so your investment is completely dependent upon our successful operation of our business.

Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our Demand Notes does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon our successful operation of our business. To the extent that we do not successfully operate our business, our ability to repay the principal and interest on the Demand Notes will be impaired.

Our internal controls over financial reporting may not be effective in preventing or detecting misstatements in our financial statements, and if we fail to detect material misstatements in our financial statements, our financial condition and operating results could be severely and negatively affected.

During our fiscal year ended September 25, 2008, we concluded that our system of internal controls over financial reporting contained a material weakness and was not operating effectively. This resulted in errors in our previously issued quarterly financial statements. There can be no assurance that, in the future, our system of internal controls would detect misstatements in our financial statements. If we fail to detect material misstatements in our financial statements in the future, our financial condition and operating results could be severely and negatively affected.

If we find errors in our previously issued financial statements, we may choose to suspend our offerings of demand notes and debentures until such time as the financial misstatements can be corrected, and if correcting those errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.

On November 18, 2008, we concluded that the previously issued unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q, for each of the first three quarters for fiscal year 2008, should no longer be relied upon because of an error in the statements. We subsequently filed amended Quarterly Reports on Form 10-Q to accurately reflect our restated financial position and results of operations, and we terminated our public offerings of Series A Variable Rate Subordinated Debentures (SEC File No. 333-122531) and Subordinated Demand Notes (SEC File No. 333-122533), which offerings were set to expire under Securities and Exchange Commission rules on December 1, 2008. The error in the financial statements was, in part, caused by a material weakness in our internal control over financing reporting. In the future, if we conclude that our previously issued financial statements contain errors and cannot be relied upon, we may suspend the sale of debentures and demand notes under our current offerings until such time as the errors are corrected. If correcting these errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.

The indenture does not contain covenants restricting us from taking certain actions, and therefore, the indenture provides very little protection of your investment.

The Demand Notes do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the indenture does not contain any restrictions on our ability to create or incur senior debt or other debt or to pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to repay the principal and interest on the Demand Notes. In addition, the indenture does not contain covenants specifically designed to protect you if we engage in a highly leveraged transaction. Therefore, the indenture provides very little protection of your investment.

There is no sinking fund to ensure repayment of the Demand Notes, so you are totally reliant upon our ability to generate adequate cash flows.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the Demand Notes. Because funds are not set aside periodically for the repayment of the Demand Notes, you must rely on our cash flow from operations and other sources of financing for repayment, such as funds from the sale of the Demand Notes and Debentures and credit facilities, if any. To the extent cash flow from operations and other sources are not sufficient to repay the Demand Notes, you may lose all or a part of your investment.

Risks Related to Our Business

We suffered significant losses during fiscal year 2008 and the first fiscal quarter of 2009 and we anticipate such losses will likely continue throughout 2009.

During fiscal year 2008, our net losses were approximately $12.0 million. During the first quarter of 2009, our net losses were $1.6 million. We anticipate that such significant losses will likely continue throughout 2009.

We suffered significant credit losses in 2008 due to weakening economic conditions, including inflation and rising fuel costs, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.

Because our business consists mainly of making loans to individuals who depend on their earnings to make their repayments, our ability to operate on a profitable basis depends to a large extent on the continued employment of those individuals and their ability to meet their financial obligations as they become due. Inflation, fuel costs and other factors typical of recessionary economic cycles have affected our customers’ disposable income, confidence, and spending patterns and preferences, which in turn are negatively impacting our sales of consumer goods and vehicles and our customers’ ability to repay their obligations to us. As a result, we have increased our provision for credit losses in order to set our allowance for credit losses at a level deemed appropriate by management. For the fiscal year ended September 25, 2008, our provision for credit losses was $13.8 million, an increase of approximately $8.8 million over fiscal year 2007. Accordingly, our allowance for credit losses was $8.9 million as of September 25, 2008. This increase in our provision for credit losses had a negative impact on our operations and profitability. There is no guarantee that we will not continue to suffer such credit loss increases during this downturn in the economy.

Our shareholders’ deficit balance may limit our ability to obtain future financing, which could have a negative effect on our operations and our liquidity.

As of December 25, 2008, we had a shareholders’ deficit of $14,524,930, which means our total liabilities exceed our total assets. Bankruptcy law defines this state of a company’s liabilities exceeding its assets as balance-sheet insolvency. The existence of a shareholders’ deficit may limit our ability to obtain future debt or equity financing. If we are unable to obtain financing in the future, it could have a negative effect on our operations and our liquidity.

Our lack of a significant line of credit could affect our liquidity in the future.

We have operated without a significant line of credit for the past several years. We are constantly analyzing opportunities to obtain a line of credit as an additional source of long-term financing. If we fail to obtain a line of credit, we will be more dependent on the proceeds from the Demand Notes and Debentures for our continued liquidity. If the sale of the Demand Notes and Debentures is significantly curtailed for any reason and we fail to obtain a line of credit, our ability to meet our obligations, including our obligations with respect to the Demand Notes offered hereby, could be materially adversely affected.

The collectability of our finance receivables has been affected by general economic conditions, and we may not be able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-file insurance proceeds.

Our liquidity is dependent on, among other things, the collection of our finance receivables. We continually monitor the delinquency status of our finance receivables and promptly institute collection efforts on delinquent accounts. Collections of our consumer finance receivables have been affected by general economic conditions. Furthermore, because we do not ordinarily perfect our security interest in collateral for loans, we may not be able to recover the full amount of outstanding receivables by resorting to the sale of collateral or receipt of non-file insurance proceeds.

Our focus towards smaller, shorter-term loans has resulted in a significant decrease in loan volume, which has resulted in a negative effect on our net revenues before retail sales.

In the fiscal year 2006, we modified our business plan to curtail larger, longer-term loans to our customers and to focus on smaller, shorter-term lending. Although our default risk may decrease by this change in focus, we have experienced a decrease in our overall gross loan volume by approximately $11.9 million (11%) from fiscal year 2006. This lower gross loan volume has, in turn, resulted in corresponding decreases in interest income, fees and related charges earned on customers’ loans, as well as decreases in ancillary products being sold to customers, and ultimately, a decrease in sales and profit margin. Accordingly, this change in focus towards smaller, shorter-term loans may continue to result in a negative effect on our net revenues before retail sales.

Our typical customer base has “subprime” credit ratings and is a higher than average credit risk, which could result in increased risk of loan defaults.

We typically lend money to individuals who have difficulty receiving loans from banks and other financial institutions because of credit problems or other adverse financial circumstances. Therefore, we may have a higher risk of loan default among our customers than other lending companies. If we suffer increased loan defaults in any given period, our operations could be materially adversely affected, and we may have difficulty making our principal and interest payments on the Demand Notes.

Hurricanes or other adverse weather events could negatively affect our local economies or cause disruption to our branch office locations, which could have an adverse effect on our business or results of operations.

Our operations are conducted in the States of Georgia, Florida, Alabama and Louisiana, including areas susceptible to hurricanes or tropical storms. See our locations map on page 42 of the prospectus showing that there are several branch office locations in or near coastal towns. Such weather events can disrupt our operations, result in damage to our branch office locations and negatively affect the local economies in which we operate. We cannot predict whether or to what extent future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations and an increase in the risk of delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes.

Additional competition may decrease our liquidity and profitability, which would adversely affect our ability to repay the Demand Notes.

We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our liquidity and profitability and our ability to repay the Demand Notes.

We have substantial funds held at four financial institutions that exceed the insurance coverage offered by the FDIC, the loss of which would have a severe negative affect on our operations, liquidity and ability to repay our Demand Note obligations.

As of December 25, 2008, we had approximately $2.6 million held in money market and other accounts at four financial institutions (with approximately $2.5 million at one financial institution). Although the FDIC insures deposits in banks and thrift institutions up to $250,000 per eligible account, the amount that we have deposited at these banks substantially exceeds the FDIC insured limit. If any of the financial institutions where we have deposited funds were to fail, we may lose some or all of our deposited funds that exceed the FDIC’s $250,000 insurance coverage limit. Such a loss would have a severe negative affect on our operations, liquidity and ability to repay our Debenture obligations.

We are subject to many laws and governmental regulations, and any changes in these laws or regulations may materially adversely affect our financial condition and business operations.

Our operations are subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations, which, among other things, require that we obtain and maintain certain licenses and qualifications and limit the interest rates, fees and other charges we may impose in our consumer finance business. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, we cannot assure you that we are in compliance or that any change in such laws, or in the interpretations thereof, will not make our compliance with such laws more difficult or expensive or otherwise adversely affect our financial condition or business operations.

We are devoting resources to comply with various provisions of the Sarbanes-Oxley Act, including Section 404 relating to internal controls testing and auditor attestation, and this may reduce the resources we have available to focus on our core business.

For fiscal year ended September 25, 2008, we were subject to the requirements of Section 404 of the Sarbanes-Oxley Act, and in order to ensure compliance with the various provisions of the Sarbanes-Oxley Act, evaluated our internal controls over financial reporting to allow management to report on our internal controls systems. Among other things, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Any failure to comply with the various requirements of the Sarbanes-Oxley Act may require significant management time and expenses and divert attention or resources away from our core business.

Beginning no earlier than the fiscal year ending September 25, 2010, our independent registered public accounting firm will attest to our internal controls systems and may not be able or willing to issue a favorable assessment of our internal controls over financial reporting.

We are controlled by the Martin family and do not have any independent board members overseeing our operations.

Our board of directors consists of Bradley D. Bellville, our President, and Jefferey V. Martin. We do not have any independent directors on our board. In addition, the Vance R. Martin Family Trust owns a majority of our outstanding voting common stock. While W. Derek

Martin, our former Chairman and brother of Jefferey V. Martin, is no longer an officer or actively involved in our operations, he serves as the sole trustee of the Trust. Therefore, the Martin family will be able to exercise significant control over our affairs, including the election of our directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of federal securities law. Words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus, including, without limitation, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and they include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, our financial condition and our growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section of this prospectus. If any of the events described in “Risk Factors” occur, they could have an adverse effect on our business, financial condition and results of operations. When considering forward-looking statements, you should keep these risk factors, as well as the other cautionary statements in this prospectus, in mind. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

USE OF PROCEEDS

If we sell all of the Demand Notes offered by this prospectus, we estimate that the net proceeds will be approximately $34,385,000 after deduction of estimated offering expenses of $615,000. We will pay all of the expenses related to this offering.

We will receive cash proceeds in varying amounts from time to time as the Demand Notes are sold. Due to our inability to predict with any certainty whatsoever the amount of offering proceeds we will receive from the sale of the Demand Notes or when holders of the Demand Notes will redeem or which holders of the Debentures will redeem at or prior to maturity, we cannot provide any specific allocation of proceeds we will use for any particular purpose. However, we intend to use substantially all of the net offering proceeds in the following order of priority:

•

to redeem (1) debentures listed in the maturity table below and any other debentures and demand notes of our subsidiary, The Money Tree of Georgia Inc., and (2) the Series A Variable Rate Subordinated Debentures, the Demand Notes offered in this offering and Debentures issued by us;

•	to make interest payments to holders of all of our debentures and demand notes;

•	to the extent that net proceeds remain and we have adequate cash on hand, to fund the following company activities:

¡	to make additional consumer loans;

¡	to fund the purchase of inventory of used cars;

¡	to open new branch office locations;

¡	to acquire loan receivables from competitors; and

¡	for working capital and other general corporate purposes.

Although we are unable to predict with any certainty when holders of the Demand Notes will redeem or which holders of the Debentures will redeem their Debentures, below is a schedule showing the scheduled maturity dates (i.e., debentures which have reached their extended eight-year maturity dates) of the debentures issued by our subsidiary, The Money Tree of Georgia Inc. over the next several years. We anticipate primarily using net proceeds from this offering of the Demand Notes to fund the below scheduled redemptions of the debentures of our subsidiary, The Money Tree of Georgia Inc., and any other redemptions that occur prior to the scheduled maturity dates.

The Money Tree of Georgia Inc.

Debentures Maturity Schedule	8 Year Maturities
4/2009 thru 12/2009	7,691,000
1/2010 thru 12/2010	7,558,000
1/2011 thru 12/2011	8,667,000
1/2012 thru 12/2012	8,876,000

Total	32,792,000

There is no minimum number or amount of Demand Notes that we must sell to receive and use the proceeds from the sale of the Demand Notes, and we cannot assure you that all or any portion of the Demand Notes will be sold. In the event that we do not raise sufficient proceeds from our offerings of the Demand Notes and Debentures to adequately fund our operations, we could curtail the amount of funds we loan to our customers and focus on cash collections to increase cash flow. Please see “Risk Factors – Risks Related to Our Offering – We are substantially reliant upon the net offering proceeds we receive from the sale of our debentures and demand notes to meet our liquidity needs,” “Risk Factors – Risks Related to Our Offering – We can provide no assurance that any Demand Notes will be sold or that we will raise sufficient proceeds to carry out our business plans,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data, as of September 25, 2008 and 2007, and the selected consolidated statement of operations data, for the fiscal years ended September 25, 2008, 2007 and 2006, have been derived from our audited consolidated financial statements and related notes included in this prospectus. The selected consolidated balance sheet data, as of September 25, 2006, 2005 and 2004 and the selected consolidated statement of operations data, for the fiscal years ended September 25, 2005 and 2004, have been derived from our audited financial statements that are not included in this prospectus. The selected consolidated balance sheet data, as of December 25, 2008, and the selected consolidated statement of operations data, for the three months ended December 25, 2008 and 2007, have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. The selected consolidated balance sheet data, as of December 25, 2007, have been derived from our unaudited consolidated financial statements that are not included in this prospectus.

The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those aforementioned periods. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three months ended December 25, 2008 should not be considered indicative of results expected for the full fiscal year.

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	As of, and for, the Three Months Ended December 25,		As of, and for, the Fiscal Year Ended September 25,
	2008	2007	2008	2007	2006	2005	2004
			(in thousands except ratios)

Interest and fee income	$4,594	$4,988	$19,280	$19,481	$20,048	$18,843	$17,052
Interest expense	(1,917)	(2,065)	(8,275)	(8,026)	(7,350)	(6,355)	(5,848)

Net interest and fee income before provision for credit losses	2,677	2,923	11,005	11,455	12,698	12,488	11,204
Provision for credit losses	(2,234)	(2,043)	(13,812)	(4,983)	(4,737)	(2,768)	(2,923)

Net interest and fee income (loss) after provision for credit losses	443	880	(2,807)	6,472	7,961	9,720	8,281
Insurance commissions	2,565	2,563	9,615	10,120	11,263	10,490	6,477
Commissions from motor club memberships(1)	464	512	1,844	1,947	1,957	1,475	1,995
Delinquency fees	403	412	1,720	1,776	1,565	1,676	1,638
Income tax service income(2)	-	-	-	3	83	162	400
Other income	133	152	647	748	689	797	496

Net revenues before retail sales	4,008	4,519	11,019	21,066	23,518	24,320	19,287
Retail sales	4,594	5,035	17,164	19,002	17,972	15,061	14,360
Cost of sales	(2,980)	(3,078)	(11,131)	(12,170)	(11,611)	(9,358)	(9,401)

Gross margin on retail sales	1,614	1,957	6,033	6,832	6,361	5,703	4,959

Net revenues	5,622	6,476	17,052	27,898	29,879	30,023	24,246
Operating expenses	(7,251)	(6,831)	(28,469)	(27,604)	(29,151)	(29,205)	(24,854)

Net operating income (loss)	(1,629)	(355)	(11,417)	294	728	818	(608)
Other non-operating income	-	-	-	-	151	-	-
Loss on sale of property and equipment	-	(15)	(21)	(19)	(75)	(81)	(31)

Income (loss) before income taxes	(1,629)	(370)	(11,438)	275	804	737	(639)
Income tax (expense) benefit	-	(210)	(528)	101	(274)	(304)	208

Net income (loss)	$(1,629)	$(580)	$(11,966)	$376	$530	$433	$(431)

Ratio of earnings to fixed charges(3)	(4)	(4)	(4)	1.03	1.10	1.10	(4)

Cash and cash equivalents	$5,260	$16,292	$12,541	$17,854	$12,920	$9,619	$8,373
Finance receivables(5)	75,813	81,729	76,606	79,549	79,797	77,292	65,066
Allowance for credit losses	(8,599)	(4,308)	(8,876)	(3,711)	(3,139)	(2,632)	(2,056)

Finance receivables, net	67,214	77,421	67,730	75,838	76,658	74,660	63,010
Other receivables	1,904	1,116	957	863	1,013	1,099	4,904
Inventory	2,766	2,846	3,167	3,057	2,195	2,402	2,293
Property and equipment, net	4,824	4,147	4,906	4,220	4,581	4,850	4,657
Total assets	84,378	105,681	91,800	105,784	101,487	96,005	86,091
Senior debt	423	630	695	512	669	1,186	2,062
Senior subordinated debt	-	-	-	-	600	1,000	700
Subordinated debt, related parties	-	-	-	-	370	800	800
Debentures(6)	77,411	82,147	82,209	81,861	77,910	68,905	61,582
Demand notes(6)	3,212	5,063	3,658	5,991	8,137	12,867	11,702
Shareholders’ deficit	$(14,525)	$(1,510)	$(12,896)	$(930)	$(1,305)	$(1,835)	$(2,268)

(1)	Received from Interstate Motor Club, Inc., an affiliated entity.
(2)	Received from Cash Check Inc. of Ga., a previously affiliated entity that was dissolved in December 2007.
(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)

Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $1,628,864 for the three months ended December 25, 2008; $370,244 for the three months ended December 25, 2007; $638,918 for the year ended September 25, 2004 and $11,438,560 for the year ended September 25, 2008.

(5)	Net of unearned insurance commissions, unearned finance charges and unearned discounts.
(6)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 8 to our audited financial statements for the year ended September 25, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information under “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes and other financial data included elsewhere in this prospectus.

Overview

We make consumer finance loans and provide other financial products and services through our branch offices in Georgia, Alabama, Louisiana and Florida. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate three used automobile dealerships in the State of Georgia. We also offer insurance products, prepaid phone services and automobile club memberships to our loan customers.

We fund our consumer loan demand through a combination of cash collections from our consumer loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions. Our consumer loan business consists of making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans generally serve individuals with limited access to other sources of consumer credit, such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made typically to people who need money for some unusual or unforeseen expense, for the purpose of paying off an accumulation of small debts or for the purchase of furniture and appliances. The following table sets forth certain information about the components of our finance receivables for the periods presented:

	As of, or for, the Three Months Ended December 25,		As of, or for, the Year Ended September 25,
	2008	2007	2008	2007	2006
Direct Consumer Loans:
Number of Loans Made to New Borrowers	15,666	5,498	27,770	20,838	22,068
Number of Loans Made to Former Borrowers	12,441	15,162	57,862	55,117	54,794
Number of Loans Made to Existing Borrowers	13,794	20,660	85,329	110,364	98,386
Total Number of Loans Made	41,901	41,320	170,961	186,319	175,248
Total Volume of Loans Made	$15,792,769	$19,941,082	$66,766,194	$73,350,400	$81,634,461
Average Size of Loans Made	$377	$483	$391	$394	$466
Number of Loans Outstanding	68,072	78,905	66,862	76,284	73,440
Total of Loans Outstanding*	$33,498,425	$41,477,349	$34,859,944	$40,719,291	$46,071,669
Percent of Loans Outstanding	41.4%	46.1%	42.3%	46.6%	51.7%
Average Balance on Outstanding Loans	$492	$526	$521	$534	$627

Motor Vehicle Installment Sales Contracts:
Total Number of Contracts Made	184	190	763	977	964
Total Volume of Contracts Made	$3,323,862	$3,496,254	$14,217,234	$17,965,678	$17,425,293
Average Size of Contracts Made	$18,064	$18,401	$18,633	$18,389	$18,076
Number of Contracts Outstanding	2,703	2,799	2,726	2,798	2,550
Total of Contracts Outstanding*	$30,260,514	$31,895,347	$30,707,329	$32,259,968	$31,280,840
Percent of Total Loans and Contracts	37.4%	35.5%	37.3%	36.9%	35.1%
Average Balance on Outstanding Contracts	$11,195	$11,395	$11,265	$11,530	$12,267

	As of, or for, the Three Months Ended December 25,		As of, or for, the Year Ended September 25,
	2008	2007	2008	2007	2006

Consumer Sales Finance Contracts:
Number of Contracts Made to New Customers	860	38	865	137	124
Number of Loans Made to Former Customers	30	1,008	3,161	2,684	2,250
Number of Loans Made to Existing Customers	1,104	1,097	3,211	3,120	2,432
Total Contracts Made	1,994	2,143	7,237	5,941	4,806
Total Volume of Contracts Made	$5,902,407	$6,421,213	$18,883,178	$16,869,906	$12,749,329
Number of Contracts Outstanding	7,439	7,638	7,532	7,067	6,310
Total of Contracts Outstanding*	$17,222,368	$16,543,773	$16,793,743	$14,466,682	$11,813,566
Percent of Total Loans and Contracts	21.3%	18.4%	20.4%	16.5%	13.2%
Average Balance of Outstanding Contracts	$2,315	$2,166	$2,230	$2,047	$1,872

* Contracts outstanding are exclusive of the following aggregate amounts of bankrupt accounts: $7,123,854 as of December 25, 2008; $6,367,294 as of December 25, 2007; $6,794,358 as of September 25, 2008; $6,115,375 as of September 25, 2007; and $5,618,931 as of September 25, 2006.

Below is a table showing our total gross outstanding finance receivables and bankrupt accounts:

	As of December 25, 2008	As of December 25, 2007	As of September 25, 2008	As of September 25, 2007	As of September 25, 2006
Total Loans and Contracts Outstanding (gross):

Direct Consumer Loans	$33,498,425	$41,477,349	$34,859,944	$40,719,291	$46,071,669
Motor Vehicle Installment	30,260,514	31,895,347	30,707,329	32,259,968	31,280,840
Consumer Sales Finance	17,222,368	16,543,773	16,793,743	14,466,682	11,813,566
Bankrupt Accounts	7,123,584	6,367,294	6,794,358	6,115,375	5,618,931

Total Gross Outstanding	$88,104,891	$96,283,763	$89,155,374	$93,561,316	$94,785,006

Below is a roll-forward of the balance of each category of our outstanding finance receivables. Loans originated reflect the gross amount of loans made or purchased during the period presented inclusive of pre-computed interest, fees and insurance premiums. Collections represent cash receipts in the form of repayments made on our loans as reflected in our Consolidated Statements of Cash Flows. Refinancings represent the amount of the pay off of loans refinanced. Charge offs represent the gross amount of loans charged off as uncollectible (charge offs are shown net of non-file insurance receipts in our Allowance for Credit Losses). Rebates represent reductions to gross loan amounts of precomputed interest and insurance premiums resulting from loans refinanced and other loans paid off before maturity. Other adjustments primarily represent accounts transferred to and from the department that administers bankrupt accounts.

	Three Months Ended December 25, 2008	Three Months Ended December 25, 2007	Fiscal Year Ended September 25, 2008	Fiscal Year Ended September 25, 2007	Fiscal Year Ended September 25, 2006
Direct Consumer Loans:
Balance – beginning	$34,859,944	$40,719,291	$40,719,291	$46,071,669	$48,840,570
Loans originated	15,792,769	19,941,082	66,766,194	73,350,400	81,634,461
Collections	(10,694,706)	(12,145,282)	(47,076,723)	(52,252,511)	(57,356,295)
Refinancings	(3,424,774)	(4,639,566)	(14,791,503)	(18,154,981)	(16,545,531)
Charge offs, gross	(2,111,910)	(1,393,669)	(7,357,665)	(4,066,752)	(4,753,034)
Rebates/other adjustments	(922,898)	(1,004,507)	(3,399,650)	(4,228,534)	(5,748,502)

Balance – end	$33,498,425	$41,477,349	$34,859,944	$40,719,291	$46,071,669
Consumer Sales Finance Contracts:
Balance – beginning	$16,793,743	$14,466,682	$14,466,682	$11,813,566	$9,661,474
Loans originated	5,902,407	6,421,213	18,883,178	16,869,906	12,749,329
Collections	(1,881,695)	(1,619,504)	(7,267,346)	(6,058,209)	(5,003,968)
Refinancings	(1,879,975)	(1,783,135)	(5,460,970)	(4,993,560)	(3,527,789)
Charge offs, gross	(1,229,080)	(238,958)	(1,862,589)	(1,110,556)	(513,941)
Rebates/other adjustments	(483,032)	(702,525)	(1,965,212)	(2,054,465)	(1,551,539)

Balance – end	$17,222,368	$16,543,773	$16,793,743	$14,466,682	$11,813,566
Motor Vehicle Installment Sales Contracts:
Balance – beginning	$30,707,329	$32,259,968	$32,259,968	$31,280,840	$29,765,603
Loans originated	3,323,862	3,496,254	14,217,234	17,965,678	17,425,293
Collections	(2,999,197)	(3,339,345)	(13,286,462)	(14,469,121)	(13,446,490)
Refinancings	-	-	-	-	-
Charge offs, gross	(429,750)	(304,684)	(1,370,165)	(1,185,753)	(1,161,114)
Rebates/other adjustments	(341,730)	(216,846)	(1,113,246)	(1,331,676)	(1,302,452)

Balance – end	$30,260,514	$31,895,347	$30,707,329	$32,259,968	$31,280,840
Total Active Accounts:
Balance – beginning	$82,361,016	$87,445,941	$87,445,941	$89,166,075	$88,267,647
Loans originated	25,019,038	29,858,549	99,866,606	108,185,984	111,809,083
Collections	(15,575,598)	(17,104,131)	(67,630,531)	(72,779,841)	(75,806,753)
Refinancings	(5,304,749)	(6,422,701)	(20,252,473)	(23,148,541)	(20,073,320)
Charge offs, gross	(3,770,740)	(1,937,311)	(10,590,419)	(6,363,061)	(6,428,089)
Rebates/other adjustments	(1,747,660)	(1,923,878)	(6,478,108)	(7,614,675)	(8,602,493)

Balance – end	$80,981,307	$89,916,469	$82,361,016	$87,445,941	$89,166,075
Total Bankrupt Accounts:
Balance – beginning	$6,794,358	$6,115,375	$6,115,375	$5,618,931	$4,921,905
Charge offs, gross	(302,329)	(179,340)	(778,169)	(790,514)	(714,068)
Adjustments	631,555	431,259	1,457,152	1,286,958	1,411,094
Balance – end	$7,123,584	$6,367,294	$6,794,358	$6,115,375	$5,618,931

Total Gross O/S Receivables	$88,104,891	$96,283,763	$89,155,374	$93,561,316	$94,785,006

Below is a reconciliation of the amounts of the finance receivables originated and repaid (collections) from the receivable roll-forward to the amounts shown in our Consolidated Statements of Cash Flows.

	Three Months Ended December 25, 2008	Three Months Ended December 25, 2007	Fiscal Year Ended September 25, 2008	Fiscal Year Ended September 25, 2007	Fiscal Year Ended September 25, 2006
Finance Receivables Originated:
Direct consumer loans	$15,792,769	$19,941,082	$66,766,194	$73,350,400	$81,634,461
Consumer sales finance	5,902,407	6,421,213	18,883,178	16,869,906	12,749,329
Motor vehicle installment sales	3,323,862	3,496,254	14,217,234	17,965,678	17,425,293

Total gross loans originated	25,019,038	29,858,549	99,866,606	108,185,984	111,809,083
Non-cash items included in gross finance receivables*	(7,725,434)	(9,128,221)	(26,531,233)	(31,243,362)	(29,267,388)

Finance receivables originated – cash flows**	$17,293,604	$20,730,328	$73,335,373	$76,942,622	$82,541,695

Loans Repaid:
Collections
Direct consumer loans	$10,694,706	$12,145,282	$47,076,723	$52,252,512	$57,356,295
Consumer sales finance	1,881,695	1,619,504	7,267,346	6,058,208	5,003,969
Motor vehicle installment sales	2,999,197	3,339,345	13,286,462	14,469,121	13,446,490

Finance receivables repaid – cash flows	$15,575,598	$17,104,131	$67,630,531	$72,779,841	$75,806,754

* Includes precomputed interest and fees (since these amounts are included in the gross amount of finance receivables originated but are not advanced in the form of cash to customers) and refinanced receivable balances (since there is no cash generated from the repayment of original receivables refinanced).

** Includes amounts advanced to customers in conjunction with refinancings, which were: $1,862,295 for the three months ended December 25, 2008; $2,233,196 for the three months ended December 25, 2007; $10,078,648 for the fiscal year ended September 25, 2008; $10,545,399 for the fiscal year ended September 25, 2007; and $10,537,845 for the fiscal year ended September 25, 2006.

Segments and Seasonality

We segment our business operations into the following two segments:

•	consumer finance and sales; and

•	automotive finance and sales.

The consumer finance and sales segment is comprised primarily of small consumer loans and sales of consumer goods such as furniture, appliances and electronics. We typically experience our strongest financial performance for the consumer finance and sales segment during the holiday season, which is our first fiscal quarter ending December 25.

The automotive finance and sales segment is comprised exclusively of used vehicle sales and their related financing. We typically experience our strongest financial performance for the automotive finance and sales segment during our second fiscal quarter ending March 25 when used car sales are the highest. Please refer to Note 17 in the “Notes to Consolidated Financial Statements” for a breakdown of our operations by segment.

Net Interest Margin

A principal component of our profitability is our net interest margin, which is the difference between the interest that we earn on finance receivables and the interest that we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while, in other locations, competitive market conditions establish interest rates that we may charge. Differences also exist in the interest rates that we earn on the various components of our finance receivable portfolio.

Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general limited ability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. Significant increases in market interest rates will likely result in a reduction in our liquidity and profitability and impair our ability to pay interest and principal on the Debentures. See “Quantitative and Qualitative Disclosures About Market Risk” below. The following table presents important data relating to our net interest margin:

	As of, or for, the Three Months Ended December 25,		As of, or for, the Year Ended September 25,
	2008	2007	2008	2007	2006

Average net finance receivables (1)	$75,908,452	$80,248,602	$79,929,788	$79,247,445	$80,614,846
Average notes payable (2)	81,867,040	88,314,374	87,985,623	87,680,692	87,496,046

Interest income	3,349,011	3,591,153	14,211,519	14,742,029	15,864,416
Loan fee income	1,245,637	1,397,039	5,068,550	4,738,711	4,183,795

Total interest and fee income	4,594,648	4,988,192	19,280,069	19,480,740	20,048,211
Interest expense	1,917,223	2,065,513	8,275,310	8,025,969	7,349,884

Net interest and fee income before provision for credit losses	$2,677,425	$2,922,679	$11,004,759	$11,454,771	$12,698,327
Average interest rate earned	24.2%	24.9%	24.1%	24.6%	24.9%
Average interest rate paid	9.4%	9.4%	9.4%	9.2%	8.4%

Net interest rate spread	14.8%	15.5%	14.7%	15.4%	16.5%
Net interest margin (3)	14.1%	14.6%	13.8%	14.5%	15.8%

(1)

Averages are computed using month-end balances of finance receivables (net of unearned interest/fees, insurance commissions, and unearned discounts) during the year presented. Net finance receivables for this purpose include all outstanding finance receivables, including accounts in bankruptcy and non-accrual status.

(2)

Averages are computed using month-end balances of interest bearing debt (including senior debt, senior subordinated debt, subordinated debt to related parties, debentures and demand notes) during the year presented.

(3)	Net interest margin represents net interest and fee income before the provision for credit losses divided by average net finance receivables.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to (i) effects of interest income attributable to changes in volume (changes in volume multiplied by prior rate), (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) changes in rate/volume (change in rate multiplied by change in volume).

	Increase (Decrease) Due to
	Volume		Rate		Rate/Volume		Total net increase (decrease)
	9/25/08	9/25/07	9/25/08	9/25/07	9/25/08	9/25/07	9/25/08	9/25/07
Earning assets:
Interest and fee income on finance receivables:	$(136,473)	$(224,699)	$(55,899)	$(204,355)	$(8,299)	$(2,417)	$(200,671)	$(431,471	)(1)

Interest bearing liabilities:
Debentures & demand notes	19,996	150,543	303,295	597,906	746	11,871	324,037	760,320
Other debt	(47,906)	(85,253)	(16,611)	9,945	(10,179)	(8,927)	(74,696)	(84,235)

Total interest expense	(27,910)	65,290	303,295	607,851	(9,433)	2,944	249,341	676,085

Net interest income	$(108,563)	$(289,989)	$(342,583)	$(812,206)	$1,134	$(5,361)	$(450,012)	$(1,107,556)

(1)	Excludes approximately $136,000 of earned discounts included in interest income in 2006 as a result of finance receivables purchased at a discount in fiscal year 2004.

Return on Deficit and Assets

Below is a table showing certain performance ratios for the fiscal years ended September 25, 2008 and 2007. These ratios are typically reported by financial institutions in connection with their annual financial performance.

Performance Ratios(1)	2008	2007
Return on average assets (2)	-10.9%	0.5%
Return on average shareholders’ deficit (3)	-181.6%	-50.0%
Average deficit to average assets ratio (4)	-6.0%	-0.7%

(1)	Averages are computed using quarter end balances.
(2)	Calculated as net income (loss) divided by average total assets during the fiscal year.
(3)	Calculated as net income (loss) divided by average shareholders’ deficit during the fiscal year.
(4)	Calculated as average shareholders’ deficit divided by average total assets during the fiscal year.

Analysis of Allowance for Credit Losses

An allowance for credit losses is maintained primarily to account for the probable losses inherent in the finance receivables portfolio. The allowance is calculated based upon management’s estimate of the expected collectability of loans outstanding based upon a variety of factors, including, without limitation, periodic analysis of the loan portfolio, historic loan loss experience, borrowers’ ability to repay and collateral considerations. We maintain an allowance for credit losses at a level that we consider adequate to provide for probable losses based on historical ratios of charge-offs to average notes receivable.

The following table shows these ratios of charge offs to average notes receivable for the categories of our finance receivables. The average net finance receivables are computed using monthly balances, net of unearned interest, unearned insurance commissions and unearned discounts. Charge offs are shown at gross amounts as presented in the receivable roll-forward on page 23. Recoveries represent receipts from non-file insurance claims and cash recoveries.

	As of, or for, the Three Months Ended December 25,		As of, or for, the Fiscal Year Ended September 25,
	2008	2007	2008	2007	2006
Direct Consumer Loans and Consumer Sales Finance Contracts:

Average net finance receivables	$50,708,516	$54,314,901	$54,074,302	$53,453,781	$55,184,869

Charge offs – direct consumer	2,111,910	1,393,669	7,357,665	4,066,752	4,753,034
Charge offs – consumer sales finance	1,229,080	268,958	1,862,589	1,110,556	513,941
Charge offs – bankruptcy	302,329	179,340	778,169	790,514	714,068

Total gross charge offs	3,643,319	1,811,967	9,998,423	5,967,822	5,981,043
Recoveries (all direct consumer)	(1,522,482)	(646,224)	(2,739,668)	(2,751,142)	(2,915,407)

Charge offs, net	$2,120,837	$1,165,743	$7,258,755	$3,216,680	$3,065,636
Percent of net charge offs to average receivables	4.2%	2.1%	13.4%	6.0%	5.6%

Motor Vehicle Installment Sales Contracts:

Average net finance receivables	$25,199,936	$25,933,701	$25,855,486	$25,793,664	$25,429,977

Charge offs, gross	429,750	304,684	1,370,165	1,185,753	1,161,114
Recoveries	-	-	-	-	-

Charge offs, net	$429,750	$304,684	$1,370,165	$1,185,753	$1,161,114
Percent of net charge offs to average receivables	1.7%	1.2%	5.3%	4.6%	4.6%

Total Receivables:

Average net finance receivables	$75,908,452	$80,248,602	$79,929,788	$79,247,445	$80,614,846

Charge offs, gross	4,073,069	2,116,651	11,368,588	7,153,575	7,142,157
Recoveries (all direct consumer)	(1,522,482)	(646,224)	(2,739,668)	(2,751,142)	(2,915,407)

Charge offs, net	$2,550,587	$1,470,427	$8,628,920	$4,402,433	$4,226,750
Percent of net charge offs to average receivables	3.4%	1.8%	10.8%	5.6%	5.2%

During fiscal year 2008, gross charge offs of finance receivables in the consumer segment increased dramatically. During the fourth quarter of 2008, in conjunction with our initial Sarbanes-Oxley testing of controls over the charge-off process and the completion of our implementation of a new accounting system for loans, management performed an extensive analysis to determine the amount of past due loans over 180 days delinquent which had not been charged-off. The purpose of the analysis was to determine branch level controls over the determination of collectability of past due loans. Although delinquent loans were being actively monitored and collection efforts were taking place, which included active and on-going legal processes, management determined that there was not sufficient evidence to support the deferral of probable losses inherent in these loans, especially given the change in the economy and current liquidity crisis. This resulted in an increase of approximately $4.0 million in consumer segment charge offs and an increase of approximately $0.2 million in automotive segment charge offs compared to fiscal year 2007.

During fiscal year 2007, our gross charge offs were slightly higher than in fiscal year 2006. Charge offs of consumer sales finance loans rose significantly over the prior year levels, primarily due to the increased amounts of these type loans originated over the past two years. Charge offs of accounts in bankruptcy also increased in 2007. Although customers filing bankruptcy decreased dramatically following the bankruptcy reform in late 2005, filings recently have returned close to the pre-reform levels. Direct consumer loans charged off in 2007 decreased from 2006 levels. However, considering the effect of Hurricane Katrina in 2006, the charge offs were approximately the same.

As of December 25, 2008, our allowance for credit losses was $8.6 million. As of September 25, 2008 and 2007, our allowance for credit losses was $8.9 million and $3.7 million, respectively. Based on both the abnormal 2008 charge-offs and the extreme adverse economic data published in the fourth quarter of fiscal year 2008, management deemed it appropriate to revise its methodology in determining the adequacy of its allowance and to rely much more heavily on current data available rather than focusing on average charge-offs over the most recent three years. The revision in methodology in evaluating the sufficiency of the allowance resulted in an increase to the allowance and an additional provision of approximately $4.6 million in addition to the provision resulting from restoring the allowance after charge-offs were made. The allowance for credit losses is 11.3%, 11.6% and 4.7% of the net outstanding finance receivables at December 25, 2008, September 25, 2008 and 2007, respectively.

Delinquency Information

Our delinquency levels reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, bankruptcy trends and general economic conditions. The delinquency information in the following tables is computed on the basis of the amount past due in accordance with the original payment terms of the loan (contractual method). We use the contractual method for all external reporting purposes. Management closely monitors delinquency using this method to measure the quality of our loan portfolio and the probability of credit loss. We also use other tools, such as a recency report, which shows the date of the last full contractual payment received on the loan, to determine a particular customer’s willingness to pay. For example, if a delinquent customer has made a recent payment, we may decide to delay more serious collection measures, such as repossession of collateral. However, such a payment will not change the non-accrual status of the account until all of the principal and interest amounts contractually due are brought current (we receive one or more full contractual payments and the account is less than 60 days contractually delinquent), at which time we believe future payments are reasonably assured. Our gross finance receivables on non-accrual status, including bankruptcy accounts, totaled approximately $17.4,

$17.8 million and approximately $20.1 million for the three months ended December 25, 2008 and the fiscal years ended September 25, 2008 and 2007, respectively. Suspended interest as a result of these non-accrual accounts totaled $1.0 million, $1.2 million, $1.1 million and $1.0 million for the three months ended December 25, 2008 and the fiscal years ended September 25, 2008, 2007 and 2006, respectively. Generally, we do not refinance delinquent accounts. However, on occasion, a past due account will qualify for refinancing. We use the following criteria for determining whether a delinquent account qualifies for refinancing: (1) a re-evaluation of the customer’s creditworthiness is performed to ensure additional credit is warranted; and (2) a payment must have been received on the account within the last 10 days. Since we refinance delinquent loans on such an infrequent basis, we do not maintain any statistics relating to this type of refinancing. Below is certain information relating to the delinquency status of each category of our receivables as of December 25, 2008 and 2007, and September 25, 2008 and 2007:

	As of December 25, 2008
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts Receivables	$33,498,425	$17,222,368	$30,260,514	$7,123,584	$88,104,891
Loans and Contracts 60 - 90 days past due	$935,140	$406,198	$565,597	$265,496	$2,172,431
Percentage of Outstanding	2.8%	2.4%	1.9%	3.7%	2.5%
Loans and Contracts greater than 90 days past due	$6,864,709	$2,890,506	$539,810	$4,411,767	$14,706,792
Percentage of Outstanding	20.5%	16.8%	1.8%	61.9%	16.7%
Loans and Contracts greater than 60 days past due	$7,799,849	$3,296,704	$1,105,407	$4,677,263	$16,879,223
Percentage of Outstanding	23.3%	19.1%	3.7%	65.7%	19.2%

	As of December 25, 2007
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts Receivables	$41,477,349	$16,543,773	$31,895,347	$6,367,294	$96,283,763
Loans and Contracts 60 - 90 days past due	$764,940	$284,550	$133,411	$241,933	$1,424,834
Percentage of Outstanding	1.8%	1.7%	0.4%	3.8%	1.5%
Loans and Contracts greater than 90 days past due	$10,879,986	$3,382,797	$81,777	$3,611,602	$17,956,162
Percentage of Outstanding	26.2%	20.4%	0.3%	56.7%	18.6%
Loans and Contracts greater than 60 days past due	$11,644,926	$3,667,347	$215,188	$3,853,535	$19,380,996
Percentage of Outstanding	28.1%	22.2%	0.7%	60.5%	20.1%

	As of September 25, 2008
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankrupt Accounts	Total
Gross Loans and Contracts Receivable	$34,859,944	$16,793,743	$30,707,329	$6,794,358	$89,155,374
Loans and Contracts 60-90 days past due	$665,191	$300,922	$338,953	$242,639	$1,547,705
Percentage of Outstanding	1.9%	1.8%	1.1%	3.6%	1.7%
Loans and Contracts greater than 90 days past due	$7,486,842	$3,212,367	$285,407	$4,093,590	$15,078,206
Percentage of Outstanding	21.5%	19.1%	0.9%	60.3%	16.9%
Loans and Contracts greater than 60 days past due	$8,152,033	$3,513,289	$624,360	$4,336,229	$16,625,911
Percentage of Outstanding	23.4%	20.9%	2.0%	63.8%	18.6%

	As of September 25, 2007
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankrupt Accounts	Total
Gross Loans and Contracts Receivable	$40,719,291	$14,466,682	$32,259,968	$6,115,375	$93,561,316
Loans and Contracts 60-90 days past due	$867,807	$254,167	$20,849	$247,171	$1,389,994
Percentage of Outstanding	2.1%	1.8%	0.1%	4.0%	1.5%
Loans and Contracts greater than 90 days past due	$10,867,871	$3,149,552	$26,130	$3,261,191	$17,304,744
Percentage of Outstanding	26.7%	21.8%	0.1%	53.3%	18.5%
Loans and Contracts greater than 60 days past due	$11,735,678	$3,403,719	$46,979	$3,508,362	$18,694,738
Percentage of Outstanding	28.8%	23.5%	0.2%	57.4%	20.0%

Results of Operations

Comparison of Fiscal Years Ended September 25, 2008 and 2007

Net Revenues

Net revenues were $17.0 million and $27.9 million for the fiscal years ended September 25, 2008 and 2007, respectively. The decrease in net revenues was primarily as a result of the significant increase in provision for credit losses of approximately $8.8 million. Decreases in insurance commissions, interest and fee income and gross margin on retail sales also contributed to the $10.9 million overall decrease.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $11.0 million and $11.5 million for fiscal years ended September 25, 2008 and 2007, respectively. Total interest and fee income decreased $0.2 million while interest expense increased $0.3 million from $8.0 million in 2007 to $8.3 million in 2008.

Provision for Credit Losses

Provision for credit losses was $13.8 million and $5.0 million for fiscal years ended September 25, 2008 and 2007, respectively. Charge offs, net of recoveries, increased by $4.2 million in fiscal year 2008 over 2007. During the fourth quarter of 2008, in conjunction with their initial Sarbanes-Oxley testing of controls over the charge-off process and the completion of its implementation of a new accounting system for loans, management performed an extensive analysis to determine the amount of past due loans over 180 days delinquent which had not been charged-off. The purpose of the analysis was to determine branch level controls over the determination of collectibility of past due loans. Although delinquent loans were being actively monitored and collection efforts were taking place, which included active and on-going legal processes, management determined that there was not sufficient evidence to support the deferral of probable losses inherent in these loans, especially given the change in the economy and current liquidity crisis. Accordingly, management expanded its analysis and scrutiny of delinquent loans, which resulted in an abnormal amount of charge-offs in the fiscal year 2008. Based on both the abnormal 2008 charge-offs and the extreme adverse economic data published in the fourth quarter of fiscal year 2008, management believes it appropriate to revise its methodology in determining the adequacy of its allowance and to rely much more heavily on current data available rather than focusing on average charge-offs over the most recent three years. The revision in methodology in evaluating the sufficiency of the allowance resulted in an increase to the allowance and an additional provision for credit losses of approximately $4.6 million.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased from $12.1 million in 2007 to $11.5 million in 2008. During 2008, commissions on credit insurance products were $6.6 million and non-credit insurance products and motor club memberships were $4.9 million. Approximately 65.8% of our loans during this period included one or more of our insurance products or motor club memberships. Delinquency fees and other income were in aggregate $2.3 million and $2.5 million for fiscal years ended September 25, 2008 and 2007, respectively. This decrease was primarily due to the decreases in delinquency fees as well as other miscellaneous charges and products included in other income.

Gross Margin on Retail Sales

Gross margin on retail sales were $6.0 million and $6.8 million for fiscal years ended September 25, 2008 and 2007, respectively. Sales and gross margins in the consumer segment were $7.4 million and $3.3 million, respectively, an increase of $0.8 million and $0.3 million over 2007. In the automotive segment, sales were $9.5 million; down $2.6 million from 2007 sales and gross margins decreased $1.1 million from $3.8 million to $2.7 million. The decline in vehicle sales is consistent with the auto industry’s overall decrease in sales due to the poor general economic conditions and decline in consumer spending.

Operating Expenses

Operating expenses were $28.5 million and $27.6 million for fiscal years ended September 25, 2008 and 2007, respectively. Personnel expenses increased $0.2 million in 2008 over 2007 due to increases in bonuses and other incentives. Other operating expenses increased $0.5 million or 9%. Although we have continued to refine our process for customer solicitation that resulted in savings in postage and other costs, we recorded an impairment charge to goodwill of $1.0 million in fiscal year 2008. We also curtailed the advertising for our securities offerings. Travel and related cost were also down from prior year levels due to a decreased number of personnel required to travel. General and administrative expenses increased approximately $0.1 million or 4% as a result of the cost associated with the implementation of a new computer system for our branch operations.

Income Taxes Expense (Benefit)

Income tax expense (benefit) was $0.5 million and $(0.1) million for the fiscal years ended September 25, 2008 and 2007, respectively. For the year ended September 25, 2008, we increased the valuation allowance for our deferred income tax asset by $4.8 million, resulting in a difference between income taxes calculated using expected annual federal and state expected rates and actual income tax expense.

Comparison of Fiscal Years Ended September 25, 2007 and 2006

Net Revenues

Net revenues were $27.9 million and $29.9 million for the fiscal years ended September 25, 2007 and 2006, respectively. The decrease in net revenues was primarily as a result of the decrease in insurance commissions and interest and fee income. In the third quarter of fiscal year 2006, we modified our business plan to curtail larger, longer-term loans and to focus on smaller, shorter-term lending. This resulted in our gross loan volume decreasing 3.2% in 2007 compared to 2006. Direct Consumer loan volume decreased 10%, while Consumer Sales Finance loan volume increased 32% and Auto Sales Finance loan volume increased 3%. Due to the change in the mix of our loan portfolio, interest and loan fees were down compared to 2006 as well as the commissions earned on insurance products sold in conjunction with customer loans. We did see increases in retail sales and the resulting gross margins on these sales, which correlate to the increases in sales financing loans originated mentioned above.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $11.5 million and $12.7 million for fiscal years ended September 25, 2007 and 2006, respectively. As discussed above, the decrease in our overall loan volume during fiscal year 2007 was the primary contributor to the decrease in interest and fee income. Interest expense was $8.0 million in 2007 and $7.3 million in 2006. The increase in interest expense was due to the additional borrowings from the sale of debentures.

Provision for Credit Losses

Provision for credit losses was $5.0 million and $4.7 million for fiscal years ended September 25, 2007 and 2006, respectively. Our analysis of the net charge offs to net outstanding finance receivables indicated an increasing trend. Thus, we deemed that additional reserves in the allowance for credit losses were necessary. Although our net outstanding finance receivables decreased slightly, the additional reserves resulted in increases in the corresponding provisions for credit losses.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased from $13.2 million in 2006 to $12.1 million in 2007. During 2007, commissions on credit insurance products were $7.0 million and non-credit insurance products and motor club memberships were $5.1 million. Approximately 64% of our loans during this period included one or more of our insurance products or motor club memberships. Delinquency fees and other income were in aggregate $2.5 million and $2.3 million for fiscal years ended September 25, 2007 and 2006, respectively. This increase was primarily due to the increases in delinquency fees as well as other miscellaneous charges and products included in other income.

Gross Margin on Retail Sales

Gross margin on retail sales were $6.8 million and $6.4 million for fiscal years ended September 25, 2007 and 2006, respectively. Gross margins in the consumer segment increased $0.5 million from 2006 while the automotive segment’s margin decreased $0.1 million. Vehicle sales were down $0.2 million from 2006 while sales in the consumer segment were up $1.2 million in 2007 over 2006.

Operating Expenses

Operating expenses were $27.6 million and $29.2 million for fiscal years ended September 25, 2007 and 2006, respectively. As a result of some decreases in staffing levels and significant decreases in health benefit related cost, personnel expenses decreased over 4% from 2006, while other operating expenses decreased 11%. We refined our process for customer solicitation that resulted in savings in postage and other costs. Travel and related cost were also down significantly from prior year levels due to a decreased number of personnel required to travel. General and administrative expenses decreased approximately 4% as a result of more favorable rates on telecommunications contracts.

Comparison of Three Months Ended December 25, 2008 and 2007

Net Revenues

Net revenues were $5.6 million and $6.5 million for the three months ended December 25, 2008 and 2007, respectively. Decreases in interest and fee income and gross margin on retail sales along with increases in the provision for credit losses resulted in the decrease in net revenues for the first quarter of the fiscal year ending September 25, 2009 compared to the first quarter of last year.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $2.7 million and $2.9 million for the three months ended December 25, 2008 and 2007, respectively. During the first quarter of the fiscal year ending September 25, 2009, gross interest income decreased $0.4 million, from $5.0 million to $4.6 million, as a result of a slight decrease in the yield earned on our loans outstanding. Interest expense was $1.9 million and $2.1 million for the three-month periods ended December 25, 2008 and 2007, respectively.

Provision for Credit Losses

Provision for credit losses was $2.2 million and $2.0 million for the three months ended December 25, 2008 and 2007, respectively. Net finance receivables charged off increased approximately $1.0 million over the same period last year. Economic conditions continue to negatively impact our customer base which has resulted in an increased level of defaults on loans. For the three months ended December 25, 2007, we provided for additional credit losses by increasing the allowance for credit losses by approximately $0.6 million.

Insurance and Other Products

Income from commissions on insurance products, motor club memberships, delinquency fees and other income were approximately the same for the three months ended December 25, 2008 and 2007.

Gross Margin on Retail Sales

Gross margins on retail sales were $1.6 million and $2.0 million for the three months ended December 25, 2008 and 2007, respectively. Sales in the automotive segment decreased approximately $0.2 million compared to the same period last year while gross margin decreased $0.1 million. Sales and gross margin in the consumer segment were down $0.4 million and $0.3 million, respectively, compared to last year’s first quarter sales and margins. The decrease in our retail sales is consistent with the downturn in consumer spending currently being experienced in the overall U.S. economy.

Operating Expenses

Operating expenses were $7.3 million and $6.8 million for the three months ended December 25, 2008 and 2007, respectively. Personnel expenses were $0.1 million higher than last year due to higher health benefit cost. General & administrative expenses increased $0.1 million primarily due to higher communications cost associated with our new branch computer software system installed during fiscal year 2008. Other operating expenses increased $0.2 million (approximately 13%) from prior year levels. Legal fees increased due to cost associated with preparing to register securities for sale. Travel related cost were slightly higher than the previous year due to additional personnel required to travel.

Income Tax Expense

Income tax expense was $0.0 million and $0.2 million, respectively for the three months ended December 25, 2008 and 2007, respectively. For the three months ended December 25, 2008 and 2007, we increased the valuation allowance for our deferred income tax asset by $0.6 million and $0.3 million, respectively, resulting in a difference between income taxes calculated using expected annual federal and state expected rates and actual income tax expense.

Liquidity and Capital Resources

General

Liquidity is our ability to meet short-term financial obligations whether through collection of receivables, sales of Debentures and Demand Notes or similar debt instruments or by generating additional funds through sales of assets to our competitors (such as our finance receivables or vehicle inventory). Continued liquidity is, therefore, largely dependent on the collection of our receivables and the potential future sale of debt securities that meet the investment requirements of the public. We believe our cash flow from our operations, controlling the cash used for loan originations, and the potential sales of the Debentures and Demand Notes or similar debt instruments will be sufficient to cover our liquidity needs and cash flow requirements during 2009. Please see “Risk Factors – Risks Related to Our Offering – We are substantially reliant upon the net offering proceeds we receive from the sale of our debentures and demand notes to meet our liquidity needs.”

Liquidity management refers to our ability to generate sufficient cash to fund the following primary uses of cash:

•	Meet all of our debenture and demand note redemption obligations;

•	pay interest on all of our debentures and demand notes;

•	pay operating expenses; and

•	fund consumer finance loan demand and used automobile vehicle inventory.

The primary objective for liquidity management is to ensure that at all times we can meet the redemption obligations of our note holders. A secondary purpose of liquidity management is profit management. Because profit and liquidity are often conflicting objectives, we attempt to maximize our net interest margin by making adequate, but not excessive, liquidity provisions. To the extent we have adequate cash to meet our redemption obligations and pay interest to our note holders, we will use remaining cash to make consumer finance loans, purchase used automobile vehicle inventory and invest in other sources of potential revenues.

Changes in our liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of our net income, including, without limitation, purchases of used automobiles, electronics, furnishings and other consumer goods for resale to our customers. The primary investing activities include consumer loan originations and purchases and collections on such consumer loans. Our financing activities focus almost entirely on the sale of Debentures and Demand Notes.

Cash and cash equivalents decreased $11.0 million to $5.3 million at December 25, 2008 from $16.3 million at December 25, 2007. During the three months ended December 25, 2008, cash and cash equivalents decreased $7.3 million, primarily as a result of the $5.5 million of net cash used in financing activities and $1.9 million of cash used in investing activities. We redeemed an unusually high amount of debentures ($6.4 million) while the proceeds from the sale of debentures were only $1.6 million. We also redeemed $0.4 million more in demand notes than were sold. See “Debentures and Demand Notes” below. Finance receivables originated exceeded finance receivables repaid by approximately $1.7 million.

Cash and cash equivalents decreased by approximately $5.3 million during fiscal year 2008 from a balance of $17.8 million at September 25, 2007 to $12.5 million at September 25, 2008, as compared to an increase of approximately $4.9 million during fiscal year 2007 from a balance of $12.9 million at September 25, 2006 to $17.8 million at September 25, 2007. During 2008, the primary sources of cash were loan repayments from customers and proceeds net of redemptions from sales of debentures. During 2008, the primary uses of cash were loan originations to customers, purchases of property and equipment, and redemptions of debentures and demand notes. Cash provided by operations contributed $3.7 million to our overall cash position.

Below is a table showing the net effect of our cash flows from financing activities for our fiscal years ended September 25, 2008 and 2007:

	2008	2007
Senior debt – borrowing	$2,805,819	$3,618,439
Senior debt – repayments	(2,622,592)	(3,775,325)

Net	$183,227	$(156,886)
Senior subordinated debt – borrowing	$-	$-
Senior subordinated debt – repayments	-	(600,000)

Net	$-	$(600,000)
Junior subordinated debt – borrowing	$-	$-
Junior subordinated debt – repayments	-	(370,000)

Net	$-	$(370,000)

	2008	2007
Demand notes – borrowing	$3,151,573	$2,806,294
Demand notes – repayments	(5,484,787)	(4,951,770)

Net	$(2,333,214)	$(2,145,476)
Debentures – borrowing	$15,435,214	$14,132,396
Debentures – repayments	(15,087,019)	(10,181,582)

Net	$348,195	$3,950,814
Cash payments for interest for the fiscal years ended September 25, 2008 and 2007 were as follows:
	2008	2007
Senior debt	$78,174	$117,767
Senior subordinated debt	-	40,395
Junior subordinated debt, including related parties	-	15,692
Debentures and demand notes	7,671,351	5,104,435

Total interest payments	$7,749,525	$5,278,289

During 2008, we used a net of $7.2 million for investing activities. We received $67.6 million in loan repayments from our customers. However, we originated $73.3 million in new loans to customers and purchased $1.5 million worth of property and equipment. During the three months ended December 25, 2008, we redeemed $6.4 million of debentures and $0.4 million of demand notes issued by us and our subsidiary, The Money Tree of Georgia Inc.

During 2009, we expect to continue to use a significant amount of cash to fund redemption obligations and pay interest on our securities. We will either have to (i) sell additional Debentures and Demand Notes or similar debt instruments or (ii) substantially curtail our loan originations to customers during 2009 in order to meet our anticipated liquidity needs.

Debentures and Demand Notes

Historically, we or our subsidiary, The Money Tree of Georgia Inc., have offered debentures and demand notes to investors as a significant source of our required capital. We rely on the sale of debentures and demand notes to fund redemption obligations, make interest payments and to fund other company working capital. In November 2008, we terminated our offerings of debentures (SEC File No. 333-122531) and demand notes (SEC File No. 333-122533). While we anticipate raising additional debt capital in the form of the Debentures and Demand Notes or other similar debt instruments, there can be no assurance that we will be able to do so. Please see “Risk Factors – Risks Related to Our Offering – We are substantially reliant upon the net offering proceeds we receive from the sale of our debentures and demand notes to meet our liquidity needs,” and “We can provide no assurance that any Demand Notes will be sold or that we will raise sufficient proceeds to carry out our business plans.”

During the three months ended December 25, 2008, we (1) received gross proceeds of $1.6 million from the sale of debentures, (2) paid $6.4 million for redemption of debentures issued by us and our subsidiary, The Money Tree of Georgia Inc. and (3) paid $0.4 million for net redemptions of demand notes issued by us and this subsidiary. As of December 25, 2008, we had $77.4 million of debentures and $3.2 million of demand notes outstanding compared to $82.2 million of debentures and $3.7 million of demand notes outstanding, as of September 25, 2008.

During the fiscal year ended September 25, 2008, we (1) received gross proceeds of $15.4 million from the sale of debentures and $3.2 million from the sale of demand notes, and (2) paid

$15.1 million for redemption of debentures and $5.5 million for redemption of demand notes. As of September 25, 2008, we and our subsidiary, The Money Tree of Georgia Inc., had $82.2 million of debentures and $3.7 million of demand notes outstanding compared to $81.9 million of debentures and $6.0 million of demand notes outstanding, as of September 25, 2007. Accrued interest payable on debentures and demand notes was $14.9 million and $14.3 million as of September 25, 2008 and 2007, respectively. This increase is a result of the option selected by many investors to allow the interest on their investment to accrue rather than receiving periodic interest payments.

Debentures may be redeemed at our investor’s option at the end of the interest adjustment period selected by them (one years, two years or four years) or at maturity. Demand Notes may be redeemed by holders at any time.

Lack of a Significant Line of Credit

Although we have been without a significant line of credit for the past several years, we are evaluating the possibilities of obtaining a line of credit or other forms of raising capital to meet our future liquidity needs. During fiscal year 2008 loans repaid were approximately $67.6 million. This represents approximately 79% of our average gross outstanding finance receivables during the period. The average term of our direct consumer loans is less than seven months and, therefore, if we anticipate having short-term cash flow problems, we could curtail the amount of funds we loan to our customers and focus on collections to increase cash flow.

We are continually evaluating the possibility of obtaining a line of credit for our long-term financing needs. If we fail to secure a line of credit, we will continue to be heavily reliant upon our ability to sell additional Debentures and Demand Notes for our liquidity. If we are unable to sell additional debentures and demand notes for any reason and we fail to obtain a line of credit or other source of financing, our ability to meet our obligations, including our redemption obligations with respect to the debentures and demand notes, could be materially and adversely affected. Please see “Risk Factors – Risks Related to Our Offering – We may be unable to meet our debenture and demand note redemption obligations which could force us to sell off our loan receivables and other operating assets or cease our operations.”

Subsequent Events

As of the two-months ended February 25, 2009, we had redeemed $3.1 million in debentures and $0.3 million in demand notes. These include amounts that were redeemed through our subsidiary, The Money Tree of Georgia Inc. Our cash and cash equivalents have decreased by approximately $1.5 million during the two-months ended February 25, 2009 due primarily to these redemptions. Our cash and cash equivalents balance at February 25, 2009 was $3.8 million.

Recent Accounting Pronouncements

Set forth below are recent accounting pronouncements that may have a future effect on operations.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No.157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted this pronouncement on September 26, 2008 with no material effect on the consolidated financial statements.

In February 2007, the FASB issued SFAS No.159, The Fair Value Option for Financial Assets and Liabilities—Including an Amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted this pronouncement on September 26, 2008 with no material effect on the consolidated financial statements.

In December 2007, the FASB issued SFAS No.141(R), Business Combinations. This Statement replaces SFAS No.141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after September 26, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 25, 2009.

In December 2007, the FASB issued SFAS No.160, Noncontrolling Interests in Consolidated Financial Statements. This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning September 26, 2009.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management does not expect SFAS 161 to have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60 (“SFAS 163”). SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The Company does not expect that SFAS 163 will have a material impact on its consolidated financial statements.

Critical Accounting Policies

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America (GAAP) and predominant practice within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We believe that the determination of our allowance for credit losses involves a higher degree of judgment and complexity than our other significant accounting policies. The allowance for credit losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb probable credit losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, and general amounts for historical loss experience. We also consider economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.

Finance receivables are considered impaired, i.e. income recognition ceases, as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Finance receivables on which payments are past due 90 days or more are considered impaired unless they are well-secured and in the process of collection or renewal.

In 2008 management revised its methodology in determining the adequacy of the allowance for credit losses and relied much more heavily on current data available rather than simply looking at average charge offs over the most recent three years. Otherwise, we have not substantially changed any aspect of our overall approach in the application of the foregoing policies. There have been no other material changes in assumptions or estimation techniques utilized as compared to previous years. Please refer to Note 2 in the notes to our audited consolidated financial statements for details regarding our summary of significant accounting policies.

We recognize deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carry-forwards and tax credits. Deferred tax assets are subject to management’s judgment based upon available evidence that future realization is more likely than not. If management determines that we may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

Impact of Inflation

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in the interest rates would likely unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay to our note holders, banks and finance companies. Inflation may also negatively affect our operating expenses.

Contractual Commitments and Contingencies

Our operations are carried on in branch office locations which we occupy pursuant to lease agreements. The leases typically provide for a lease term of five years. Please see Notes 12 and 15 in the notes to our audited consolidated financial statements for details relating to our rental commitments and contingent liabilities, respectively. Please also see “Business – Properties” and “Certain Relationships and Related Transactions” for further discussion of our leases. Below is a table showing our contractual obligations under current debt financing and leasing arrangements as of September 25, 2008:

Contractual Obligations

	Payments Due by Period (in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long term debt	$86,562	$23,728	$40,594	$22,240	$-
Operating leases	7,128	2,767	3,490	740	131

Total obligations	$93,690	$26,495	$44,084	$22,980	$131

Quantitative and Qualitative Disclosures About Market Risk

Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates would likely adversely affect our growth and profitability since we will be required to increase the interest rates we pay to holders of debentures at the end of each interest adjustment period. We would also face pressure to increase interest rates on our demand notes to stay competitive. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short-term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk. Please see Note 8 in the notes to our audited consolidated financial statements for information on our debt, including maturities and interest rates.

BUSINESS

General

We originally incorporated in the State of Georgia in 1987 under the name The Money Tree Inc. Then, in 1995, pursuant to a corporate reorganization, we changed the name of the company to The Money Tree of Georgia Inc. and formed a new parent company called The Money Tree Inc. We have been engaged in the consumer finance business since our inception, primarily making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans are direct loans to customers for general use, which are collateralized by existing automobiles or consumer goods, or are unsecured. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either from our branch locations or from a retail store and are collateralized by such consumer goods. Motor vehicle installment sales contracts are initiated by us or purchased from automobile dealers subject to our credit approval. Direct consumer loans and consumer sales finance contracts originate primarily in our branch office locations. As of December 25, 2008, direct consumer loans comprised 41.4%, motor vehicle installment sales contracts comprised 37.4%, and consumer sales finance contracts comprised 21.2% of the gross amount of our outstanding loans and contracts, excluding amounts in bankruptcy.

As of the date of this prospectus, we operate 103 consumer finance branch offices in cities located throughout Georgia, Florida, Alabama and Louisiana and three used car lots in Georgia.

We operate our business through the following wholly-owned subsidiaries: The Money Tree of Georgia Inc.; The Money Tree of Louisiana, Inc.; The Money Tree of Florida Inc.; Small Loans, Inc.; and Home Furniture Mart Inc. Please see the detailed chart on page 44 below for a brief description of our subsidiaries. Below is a map showing our branch office locations:

LOCATIONS OF THE MONEY TREE INC.

LOUISIANA

1 Alexandria 1
2 Alexandria 2
3 Baker
4 Baton Rouge
5 Bossier City
6 DeRidder
7 Eunice
8 Hammond
9 Houma
10 Lafayette
11 Lake Charles
12 LaPlace
13 Mansfield
14 Mansura
15 Marrero
16 Minden
17 Monroe
18 Natchitoches
19 New Iberia
20 Oakdale
21 Opelousas
22 Pineville
23 Plaquemine
24 Ruston
25 Shreveport 1
26 West Monroe

GEORGIA

1 Albany
2 Americus
3 Ashburn
4 Athens
5 Augusta 1
6 Augusta 2
7 Augusta 3
8 Bainbridge 1
9 Bainbridge 2
10 Bainbridge-Best Buy
11 Blue Ridge
12 Brunswick 1
13 Buford
14 Cairo
15 Calhoun
16 Canton
17 Carrollton
18 Cartersville
19 Cedartown
20 Chatsworth
21 Clayton
22 Columbus 1
23 Columbus 2
24 Columbus-Best Buy
25 Conyers
26 Covington
27 Dalton
28 Dawsonville
29 Donalsonville
30 Douglas
31 Douglasville
32 Dublin
33 Dublin-Best Buy
34 Forest Park
35 Fort Oglethorpe
36 Gainesville
37 Garden City
38 Gray
39 LaGrange
40 Lavonia
41 Louisville
42 Macon
43 McDonough
44 Morrow
45 Moultrie
46 Newnan
47 Rincon
48 Rome
49 Savannah
50 St. Mary's
51 Statesboro
52 Thomasville
53 Toccoa
54 Valdosta
55 Warner Robins
56 West Point
57 Winder

ALABAMA

1 Abbeville
2 Alexander City
3 Bay Minette
4 Brewton
5 Clanton
6 Dothan 1
7 Dothan 2
8 Evergreen
9 Greenville
10 Huntsville
11 Mobile
12 Monroeville
13 Montgomery
14 Opelika
15 Prattville
16 Roanoke
17 Sylacauga
18 Thomasville
19 Troy

FLORIDA

1 Marianna
2 Quincy
3 Tallahassee 1
4 Tallahassee 2

We fund our loan demand through a combination of cash collections from our loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions.

Our direct consumer loans generally serve individuals with limited access to other sources of consumer credit such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made to people who typically need money for the following purposes:

•	paying some unusual or unforeseen expense;

•	paying off an accumulation of small debts; or

•	purchasing furniture and appliances.

To the extent they are secured at all, direct consumer loans are generally secured by personal property, motor vehicles, or both already owned by our customers. Automobile sales finance loans are made primarily in the Bainbridge, Columbus and Dublin, Georgia locations. They are typically made in amounts from $3,000 to $30,000 on maturities of 24 to 54 months. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either at our branch locations or at a retail store. The consumer goods purchased by the customer serve as collateral for these loans. We originate consumer sales finance contracts at our branch offices and sometimes purchase such contracts from retail dealers. These loans have maturities that typically range from three to 36 months and generally do not individually exceed $4,000 in principal amount. We generally charge the maximum interest rates allowed under applicable federal and state laws for our loans.

Prior to the making of a loan or purchasing a consumer sales finance contract or a motor vehicle installment sales contract, we undertake a credit investigation to determine the income, existing indebtedness, length and stability of employment, and other relevant information concerning the customer. When a loan is made, if it is secured at all, we are granted a security interest in the borrower’s automobiles or other personal property. In making direct consumer loans, we place emphasis upon the customer’s ability to repay rather than upon the potential resale value of the underlying collateral. In making motor vehicle installment sales and consumer sales finance contracts, however, we place increased emphasis upon the marketability and value of the underlying collateral.

Our business consists mainly of making loans to salaried people and wage earners who depend on their earnings to make their repayments. Our ability to operate on a profitable basis, therefore, depends to a large extent on the continued employment of these people and their ability to meet their obligations as they become due. Inflation, fuel costs and other factors typical of recessionary economic cycles have affected our customers’ disposable income, confidence, and spending patterns and preferences, which in turn have negatively impacted our sales of consumer goods and vehicles and our customers’ ability to repay their obligations to us. In the event of a sustained recession or a continued downturn in the U.S. and local economies in which we operate with resulting unemployment and continued increases in the number of personal bankruptcies, our collection ratios and profitability would continue to be detrimentally affected. See “Risk Factors – Risks Related to Our Business – We suffered significant credit losses in 2008 due to weakening economic conditions, including inflation and rising fuel costs, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

Below is a chart detailing the relationships of our subsidiaries.

Lending and Collection Operations

We seek to provide short-term loans to the segment of the population that has limited access to other sources of credit and is considered a higher credit risk. See “Risk Factors – Risks Related to Our Business – Our typical customer base has subprime credit ratings and is a higher than average credit risk, which could result in increased risk of loan defaults.” In evaluating the creditworthiness of potential customers, we primarily examine the individual’s discretionary income, length of current employment, duration of residence and prior credit experience. We make loans to individuals on the basis of the customer’s discretionary income and other factors and are limited to amounts that we believe the customer can reasonably be expected to repay from that income. All of our new customers are required to complete standardized credit applications in person or by telephone at our local offices. We equip each of our local offices to perform immediate background, employment and credit checks. Generally, we perform loan approval at our headquarters; however, some branch managers have limited authority to approve loans up to certain amounts. When initiating a loan for a new customer, our employees verify the applicant’s employment and credit histories through telephone checks with employers or other employment references and a variety of credit services. We require substantially all new customers to submit a listing of personal property that will be pledged as collateral to secure the loan, but we do not rely on the value of such collateral in the loan approval process and generally do not perfect our security interest in that collateral. Accordingly, if the customer were to default in the repayment of the loan, we may not be able to recover the outstanding loan balance by resorting to the sale of collateral.

We believe that the development and continual reinforcement of personal relationships with customers improve our ability to monitor their creditworthiness, reduce credit risk and generate repeat loans. It is not unusual for us to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after two or three payments. In determining whether to refinance existing loans, we typically require loans to be current in their payments, and repeat customers are generally required to complete a new credit application if they have not completed one within the prior two years.

In the fiscal year ended September 25, 2008, approximately 34.4% of the total number of loans we made resulted from refinancings of existing loans. Refinancings accounted for approximately 22.5% of the total volume of loans we made during that period. In the fiscal year ended September 25, 2007, approximately 35.3% of the total number of loans and 24.9% of the total volume of loans we made resulted from refinancings of existing loans. A refinancing represents a new loan transaction with an existing customer in which a portion of the new loan is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. We actively market the opportunity to refinance existing loans prior to maturity due to the established credit of these customers. The refinancings result in increased amounts borrowed by the customer and additional fees and income realized by us.

We typically do not perfect our security interest in the collateral securing our loans by filing Uniform Commercial Code financing statements. We usually charge a non-file or non-recording insurance fee in connection with our direct consumer loans. These fees are equal in aggregate amount to the premiums paid by us to purchase non-file insurance coverage from an unaffiliated insurance company. Under our non-file insurance coverage, we are reimbursed for losses on direct consumer loans resulting from our policy of not perfecting our security interest in collateral pledged to secure the loans. Non-file insurance is not available for motor vehicle installment sales contracts and consumer sales finance contracts. We must rely on the collateral securing the loan for these two products, and any recovery on such collateral is very uncertain. See “Risk Factors – Risks Related to Our Business – The collectability of our finance receivables has been affected by general economic conditions and we may not be able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-file insurance proceeds.”

Competition

We compete with several national and regional finance companies, as well as a variety of local finance companies, in the communities in which we operate. We believe that we compete effectively in the marketplace primarily based on our emphasis on customer service and the variety of services we provide.

Customer Service Training. We believe intensive training for all employees is integral to the success of our customer service emphasis. Our branch structure includes three positions at each branch office: customer service representative, manager trainee and branch manager. Customer service representatives meet customers, take payments and input loans. In addition, customer service representatives are responsible for soliciting additional business from existing customers through the refinancing of current loans. Manager trainees collect past due loans and solicit loans. Branch managers oversee branch operations and the loan making process. When an employee is hired, he or she is required to successfully complete a one- to two-week training course in our headquarters for the position. Branch managers attend both the customer service representative and collection training classes as well as a one-week manager training class (for a total of three weeks of training). Branch managers are also trained on location in their respective branch by one of our traveling trainers and by a regional manager. Designated employees in our headquarters also provide answers to questions by telephone that arise during the course of dealing with customers at the branch offices.

Additional Services to Customers. In addition to the loan services we provide, we offer certain services typically provided by banks or other institutions to consumers who do not have relationships with commercial banks or such other institutions. Please see “Certain Relationships and Related Transactions” for a discussion of conflicts issues arising from various relationships between us, our executive officers and our affiliates. We believe that our ability to service our customers’ needs distinguishes us from most of our competitors that solely offer loan services. Listed below are a number of services offered by us in this capacity.

•

Direct Deposit. We (working in conjunction with our bank) are an approved “Authorized Payment Agent” for Social Security, Veterans Administration (VA), Military and retirement benefits. We (working in conjunction with our bank) also accept direct deposit of employee payroll checks for our customers. This service allows customers to elect to receive their benefits or payroll checks at a local branch office.

•	Money Orders. We sell money orders to customers and other consumers seeking this service. We receive a fee for all money orders we issue.

•

Sale and Financing of Certain Consumer Goods. In each branch office location (or, right next door to the branch office in the State of Louisiana), we offer for sale certain furniture, appliances, electronics and other household items. See “Regulation and Supervision – State Laws.” We receive a mark-up for each of the products sold. In addition, we offer financing to eligible consumers desiring to finance the purchase of these consumer goods.

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Motor Club Memberships. We offer motor club membership from Interstate Motor Club, Inc. to all customers possessing a valid driver’s license. Reimbursement benefits to membership include: bail bond, emergency road service, wrecker service, emergency ambulance expense, lock and key service, emergency travel expense and legal fees. We receive a commission on sales of motor club memberships. Interstate Motor Club, Inc. is owned by the Company’s President and the late Founder’s three children (one of which is a Director). See “Certain Relationships and Related Transactions.”

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Prepaid Telephone Service. We offer prepaid telephone services to all of our customers. We receive a commission for each customer who signs up for the service as well as a commission for each monthly payment collected. These telephone services are provided through Budget Phone, Inc. and Southern Communications Services, Inc., entities with which we are not affiliated.

•

Bank Draft. We offer bank draft services to all of our customers whereby amounts owed to us are automatically debited from the customer’s bank account and paid to us on a regular periodic basis. This results in ease of payment for the customer and, we believe, reduced collections costs and added predictability of cash flow.

Insurance and Other Benefits

We offer various credit and non-credit insurance products in connection with our loans. We sell insurance products as a licensed agent for a non-affiliated insurance company pursuant to certain underwriting guidelines set by the insurance company. During our fiscal year ended September 25, 2008, we earned $9.6 million in commissions from the sale of insurance products.

We offer credit life insurance, credit accident and sickness insurance, and collateral protection insurance. Credit life insurance is elected by those customers who prefer to have their indebtedness covered in the event of death. Credit accident and sickness insurance is available to customers who are gainfully employed for a minimum of 30 hours per week and provides coverage in the form of continued payments on the loan made by us in the event the customer is unable to work for a period of time. Collateral protection insurance is written to protect our security interest in certain collateral. Examples of covered collateral are automobiles, trucks, travel trailers and certain boats. When a claim is made, the insurance proceeds are payable to us, and any excess is payable to the customer. This insurance pays for partial losses as well as total losses of the collateral.

We also offer non-credit accidental death and dismemberment insurance to customers. This type of insurance may have a term shorter or longer than the term of the loan, and coverage may exceed the principal amount of the loan. Proceeds of claims are payable to the customers, their beneficiaries, or both. Customers are not required to purchase these insurance products from us in order to obtain any of our other products or services. See “Regulation and Supervision – State Laws.”

Provision for Credit Losses

Provision for credit losses (sometimes otherwise known as bad debt expense) is charged against income in amounts sufficient, in the opinion of senior management, to maintain an allowance for credit losses at a level considered adequate to cover the probable losses inherent in our finance receivable portfolio. Credit loss experience, contractual delinquency of finance receivables, the value of underlying collateral and management’s judgment are all factors used in assessing the overall adequacy of the allowance and the resulting provision for credit losses. Charge-offs are typically determined in one of two ways. First, an account that is at least 180 days past due with no payments made within the last 180 days may be charged-off. Second, an account may be determined by senior management to be uncollectible under certain circumstances, as in the event of death of the customer who did not elect to purchase credit life insurance for his or her loan contract or in situations when repossession and sale of collateral occurs on consumer sales finance and motor vehicle installment sales contracts and the balance is not recoverable through legal process or other methods. In addition to these general means of designating an account to be charged-off, branch managers may encounter other situations when charge-off is appropriate. We require that a supervisor visit each branch to review all of his or her accounts that are potential charge-off accounts on a monthly basis. Then each supervisor meets with the operations manager for a final review. Prior to these visits, the branch manager is responsible for ensuring that all phases of the collection process have been carried out. A comprehensive charge-off checklist has been developed to help the branch manager verify that all collection activity and procedures have been followed in order to have that account charged-off. Senior management reviews the charge-off checklist to determine whether an account should be charged-off or whether the branch manager should undertake further collection measures for the particular account.

Direct consumer loans are charged off net of proceeds from non-filing insurance. We purchase non-file insurance on certain direct consumer loans in lieu of filing a Uniform Commercial Code financing statement. Premiums collected are remitted to the insurance company to cover possible losses from charge offs as a result of not recording. Should we ever discontinue our practice of purchasing non-file insurance, the proceeds from these claims would not be available to us to offset future credit losses, and additional provisions for credit losses would be required. For consumer sales finance and motor vehicle installment sales contracts, we are granted a security interest in the collateral for which the loan was made. In the event of default, the collateral on such contracts may be repossessed at 31 to 60 days delinquency (roughly two payments). After repossession, the collateral is sold (typically within 30 days) according to UCC Article 9 disposition of collateral rules, and the proceeds of the sale are applied to the customer’s account. If the likelihood of collection on a judgment is favorable, a suit is filed for the deficiency balance remaining and, if granted, garnishment, execution, or both follows for collection of the balance. If the collateral is not conducive for repossession because of it being in unmarketable condition, judgment is sought without repossession and sale of collateral. If collection on a judgment is not favorable, the balance of the account is charged off. For fiscal years ended September 25, 2008 and 2007, our charge-offs net of recoveries were $8.6 million and $4.4 million, respectively.

Allowance For Credit Losses

The allowance for credit losses (a deduction from finance receivables reported on our Consolidated Balance Sheet and sometimes otherwise known as bad debt reserves) is determined by several factors. Historical loss experience is the primary factor in the determination of the allowance for credit losses. An evaluation is performed to compare the amount of accounts charged off, net of recoveries of such accounts, in relation to the average net outstanding finance receivables for the period being reviewed. For the fiscal years ended September 25, 2008 and 2007, our charge offs, net of recoveries, were $8.6 million and $4.4 million, respectively. These amounts represent 10.8% and 5.6% of the respective year’s net average outstanding receivables. Management has found that this methodology has provided an adequate benchmark for determining the allowance due to our loan portfolio in the consumer segment consisting primarily of a large number of smaller balance homogeneous loans. A review of loans that comprise the automotive segment is also performed to determine if the allowance should be adjusted based on possible exposure related to collectability of these loans. In accordance with the auto sales contract, we may repossess the collateralized vehicle after 30 days without payment to protect the vehicle’s integrity and to minimize our loss. As of September 25, 2008 and December 25, 2008, in the consumer segment, we have established an allowance of 14.0% of the net outstanding finance receivables.

During the fourth quarter of 2008, in conjunction with their initial Sarbanes-Oxley testing of controls over the charge-off process and the completion of its implementation of a new accounting system for loans, management performed an extensive analysis to determine the amount of past due loans over 180 days delinquent which had not been charged-off. The purpose of the analysis was to determine branch level controls over the determination of collectability of past due loans. Although delinquent loans were being actively monitored and collection efforts were taking place, which included active and on-going legal processes, management determined that there was not sufficient evidence to support the deferral of probable losses inherent in these loans, especially given the change in the economy and current liquidity crisis. Accordingly, management expanded its analysis and scrutiny of delinquent loans which resulted in an abnormal amount of charge-offs in the fiscal year 2008. Net consumer segment charge offs in fiscal year 2008 were 13.4% of the net outstanding finance receivables. In the automotive segment, a 6.0% allowance was established based on net charge offs to average outstanding receivables of 5.3%. Based on both the abnormal 2008 charge-offs and the extreme adverse economic data published in the fourth quarter of fiscal year 2008, management deemed it appropriate to revise its methodology in determining the adequacy of its allowance and to rely much more heavily on current data available rather than simply looking at average charge-offs over the most recent three years. The revision in methodology in evaluating the sufficiency of the allowance resulted in an increase to the allowance in addition to the provision resulting from restoring the allowance after charge-offs were made. Based on this, management has increased the allowance to exceed the 2008 net charge off rate by 0.6% in the consumer segment and 0.7% in the automotive segment to the aforementioned benchmark percentages. The balance of the allowance for credit losses at December 25, 2008, September 25, 2008 and 2007 was $8.6, $8.9 million and $3.7 million, respectively.

Regulation and Supervision

Federal Laws

Our lending operations are subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws generally require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices.

The Truth in Lending Act requires us to make certain disclosures to our customers, including the terms of repayment, the total finance charge, the annual percentage rate charged and other information relating to the loan.

The Equal Credit Opportunity Act prohibits us from discriminating against loan applicants based on race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, we are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection.

The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. On December 4, 2003, President Bush signed into law the Fair and Accurate Credit Transaction Act (FACT Act). The FACT Act reauthorizes and amends the Fair Credit Reporting Act and permanently extends the state preemption provisions of the Fair Credit Reporting Act. The FACT Act also creates new provisions to strengthen consumer rights by addressing the problem of identity theft, and it limits the disclosure of medical information for credit purposes.

A Federal Trade Commission ruling prevents us and other consumer lenders from using certain household goods as collateral on direct cash loans. We collateralize such loans with non-household goods such as automobiles, boats, mobile homes and other exempt items.

We are subject to the consumer privacy provisions of the Gramm-Leach-Bliley Act (GLB Act) and, as such, are regulated by the Federal Trade Commission (FTC). The GLB Act restricts or prohibits our ability to offer non-affiliated third parties access to nonpublic personal information generated by our business. While we do not currently share any such nonpublic personal information with non-affiliated third parties, we may do so in the future. Required compliance with the GLB Act and these rules, or our failure to comply with them, may increase the overall cost to us in providing our products and services and may limit potential future revenue opportunities. In addition, the GLB Act allows states to enact consumer privacy laws that may be more burdensome or restrictive than the GLB Act, the rules promulgated thereunder and other existing federal laws. The GLB Act, the FTC’s rules, or the adoption of other consumer privacy laws or regulations could have a material adverse effect on our business, financial condition and operating results.

We are subject to the USA PATRIOT Act of 2001, including Section 352 of the Money Laundering Abatement Act, which means we are reasonably expected to detect and cause the reporting of suspicious transactions in connection with the sale of debentures and demand notes by us, direct deposits made by customers and the issuance of money orders to customers. In addition to other procedures, for investments or other cash receipts greater than $10,000, we must obtain a copy of a valid driver’s license or picture identification and complete the required IRS Form 8300.

State Laws

General

State laws require that each office in which a small loan business is conducted be licensed by the state and that the business be conducted according to the applicable statutes and regulations. The granting of a license depends on the financial responsibility, character and fitness of the applicant, and, where applicable, the applicant must show finding of a need through convenience and advantage documentation. As a condition to obtaining such license, the applicant must consent to state regulation and examination and to the making of periodic reports to the appropriate governing agencies. Licenses are revocable for cause, and their continuance depends upon compliance with the law and regulations issued pursuant thereto. We have never had any of our small loan business licenses revoked.

We are also subject to state regulations governing insurance agents. State insurance regulations require that insurance agents be licensed and limit the premium amount charged for such insurance.

Georgia Laws

Direct consumer loans we make in Georgia are subject to the Georgia Industrial Loan Act (GILA). GILA governs loans of $3,000 or less and requires that lenders, like us, who are subject to GILA, not loan funds for more than 36 months and 15 days. GILA provides for a maximum rate of interest and specifies permitted additional fees that can be charged for a loan, including loan fees, maintenance fees and late fees. Under GILA, a lender may also sell certain types of insurance. GILA permits us to charge and collect from our customers premiums actually paid for insurance obtained for the customer, provided that the insurance is reasonably related to the type and value of the property issued and the amount and term of the loan and, further provided, that the insurance is obtained through an insurance company authorized to do business in Georgia and through a regular insurance agent licensed by the insurance commissioner.

We also make a comparatively small number of direct consumer loans for amounts greater than $3,000 and for a longer period than 36 months and 15 days. These loans are not subject to GILA restrictions, but are made at an open, negotiated rate which, along with other terms of the loan, are subject only to the general Georgia usury laws.

In connection with the sale and financing of motor vehicles, we are generally subject to the Georgia Motor Vehicle Sales Financing Act (MVSFA). MVSFA requires, among other things, that certain content and notices be present in contracts and regulates the specific manner of execution and delivery of contracts. MVSFA also regulates related insurance purchased, the amount of certain finance charges, the treatment of prepayment and recovery of deficiencies in repossession cases.

Louisiana Laws

We are registered as a non-depository licensed lender in Louisiana. Direct consumer loans and sales finance loans we make in Louisiana are governed by the Louisiana Consumer Credit Law. The Louisiana Office of Financial Institutions regulates the Louisiana Consumer Credit Law. The Louisiana Consumer Credit Law generally regulates consumer loans made in Louisiana and provides for maximum rates of interest that may be charged based upon outstanding loan balance (the higher the loan balance, the less the interest rate allowed to be charged). The Louisiana Consumer Credit Law specifies the permitted additional fees that may be charged in connection with a loan, including loan fees, maintenance fees and late fees. The Louisiana Consumer Credit Law allows us to request or require our customers to provide insurance in connection with consumer credit transactions. However, the maximum rates to be charged for such insurance are set by statute. The Louisiana Consumer Credit Law prevents us from displaying or selling merchandise at our branch office locations and requires that the space in which we make our consumer loans be separated from any location in which we display or sell merchandise by walls that may be broken only by a passageway that is not accessible by the public.

Alabama Laws

Direct consumer loans and sales finance loans we make in Alabama are governed by the Alabama Consumer Credit Act and the Regulations promulgated thereunder, also referred to as the Mini-Code. The Alabama State Banking Department, Bureau of Loans regulates the Mini-Code. The Mini-Code governs loans of $2,000 or less, provides for maximum finance charges depending on the loan balance, and specifies permitted additional fees that may be charged for a loan, including loan fees, maintenance fees and late fees. Furthermore, the Mini-Code requires that we refund or credit certain unearned finance charges when a customer renews or extends a loan. The Mini-Code also requires that loans of less than $1,000 be repaid in substantially equal installments at periodic intervals over a period of not more than 36 months and 15 days for amounts financed more than $300 and 24 months and 15 days for amounts financed of $300 or less. The Mini-Code permits us to charge and collect insurance premiums from our customers so long as the insurance is offered and written by a licensed insurance company authorized to do business in Alabama. However, the maximum rates to be charged for such insurance are set by statute. The Mini-Code also requires us to obtain the prior written approval of the State Banking Department before conducting any other business on the premises.

We also make a small number of consumer loans for amounts greater than $2,000 in Alabama. Such loans are not subject to the Mini-Code, but are made at an open, negotiated rate that, along with other terms of the loan, is subject only to the general Alabama usury laws.

Florida Laws

Direct consumer loans and sales finance loans we make in Florida are governed by the Florida Consumer Finance Act and are regulated by the Florida Department of Banking and Finance. The Florida Consumer Finance Act generally governs loans of less than $25,000, provides for maximum rates of interest depending upon the loan balance and specifies permitted additional fees that may be charged for a loan, including loan fees, maintenance fees and late fees. The Florida Consumer Finance Act permits us to charge and collect insurance premiums from our customers so long as they are provided under a group or individual insurance policy that complies with the insurance laws of the State of Florida.

Properties

As of the date of this prospectus, we lease all 103 of our branch office locations, the three used car lots and our corporate headquarters in Bainbridge, Georgia. Martin Family Group, LLLP, a family limited liability limited partnership, owns and leases to us the real estate for 13 of these branch office locations, one used car lot and our corporate headquarters. Our former Chairman, W. Derek Martin, is the president of Martin Investments, Inc., which is the managing general partner of Martin Family Group, LLLP. In addition, Martin Sublease, L.L.C. leases from the owners, and subleases to us, 54 of these branch office locations, two used car lots and two additional corporate office spaces. See “Certain Relationships and Related Transactions.”

Legal Proceedings

As of the date of this prospectus, neither we, nor any of our officers or directors, are a party to, and none of our property is presently the subject of, any pending or threatened legal proceeding or proceeding by a governmental authority that could have a material adverse effect on our business. We are party to litigation and other contingent assets and liabilities arising in the normal course of business.

Employees

As of December 25, 2008, we had 408 full-time employees and four part-time employees. We do not have employment agreements with any of our employees.

MANAGEMENT

Directors and Officers

The following individuals are our officers and directors. All of the officers and directors may be contacted at our address and telephone number. Their positions and business experience are described below:

Name	Age	Position
Bradley D. Bellville	42	President and Chairman of Board of Directors
Jefferey V. Martin	44	Director
Steven P. Morrison	50	Chief Financial Officer
D. Michael Wallace	40	Vice President – Administration
Clayton Penhallegon	73	Second Vice President – Investments
Dellhia “Cissie” Franklin	52	Vice President – Customer Service
Karen V. Harrell	49	Vice President – Investments
Jennifer L. Ard	32	Vice President – IRAs and Corporate Secretary

Bradley D. Bellville became our President in August 2007 and was elected to the Board of Directors and appointed to serve as Chairman of the Board of Directors in February 2008. He is responsible for the day-to-day responsibilities of running the Company and its strategic direction. Mr. Bellville served as our Vice President from 2005 to August 2007, and Vice President – Operations from 1997 to 2005. For the six years prior to 1997, Mr. Bellville held the positions of regional manager, trainer, collector and branch manager with us. Mr. Bellville received a Bachelor of Business Administration degree in Marketing from Valdosta State University in 1990.

Jefferey V. Martin became a member of our Board of Directors in February 2008. Since October 1998, Mr. Martin has served as a loan approver in our centralized loan approval department. He is the son of our founder, the late Vance R. Martin. For 11 years prior to joining The Money Tree Inc., Mr. Martin worked in quality control at the Columbus, Georgia plant for Pratt & Whitney, a designer, manufacturer and servicer of aircraft engines, industrial gas turbines and space propulsion systems. Mr. Martin attended Columbus Technical Institute.

Steven P. Morrison became our Chief Financial Officer in 2006. He served as our Controller from 2000 to 2006. From 1997 to 2000, Mr. Morrison served as Atlanta Area Controller of Loomis, Fargo & Co., a national armored car service company, where his duties included management of the accounting functions and supervision of the accounting staff for the Atlanta service area. Mr. Morrison received a Bachelor of Business Administration degree from Georgia State University in 1983.

D. Michael Wallace became our Vice President – Administration in August 2007. In this capacity, his duties include oversight of the entire loan department, including all four states. Mr. Wallace served as our Assistant Vice President from December 2005 to August 2007, and his duties included assisting the Vice President with oversight of the operations for all company locations, including collections for all branch offices. He also assisted in managing the tax program operations conducted by Cash Check until that entity’s dissolution in December 2007. For the nine years prior to 2005, Mr. Wallace held the positions of regional manager and branch manager with our company.

Clayton Penhallegon became Second Vice President – Investments in 2002. Mr. Penhallegon’s duties include traveling to each branch to ensure compliance with company policy regarding the investment program. Mr. Penhallegon served as the Executive Director of the

Decatur County United Way from 2001 to 2008, and Mr. Penhallegon was in retirement for the two years prior to his becoming Executive Director of the United Way. From 1972 to 1999, Mr. Penhallegon was Executive Director of Georgia Industries for the Blind in Bainbridge, Georgia for the State of Georgia Department of Human Resources and has served on the Board of the National Industries for the Blind. Mr. Penhallegon received a Bachelor degree in Industrial Engineering from Auburn University in 1959 and a Masters degree in Business Administration from the University of Georgia in 1972. Mr. Penhallegon also holds a Certified Public Manager certificate from the University of Georgia Institute of Government. Mr. Penhallegon is a Past President of the Bainbridge-Decatur County Chamber of Commerce, Bainbridge Rotary Club, Georgia Society of Certified Public Managers and Past Chairman of the Board of the Georgia Society of Certified Public Managers.

Dellhia “Cissie” Franklin became Vice President – Customer Service in 2002. Her duties include responsibility for all investor contacts and questions, coordination of branch personnel training for investments and oversight of all company advertising. Ms. Franklin is also our designated selling officer for our Debentures. Ms. Franklin held the positions of Assistant Vice President—Investments, Loan Approver Assistant and Collector. Her past duties with us have included collections and follow-up of approved loan customers. Ms. Franklin is a Past Assistant Vice President of the Bainbridge Junior Woman’s Club and a past scout leader.

Karen V. Harrell became our Vice President – Investments in March 2007. Ms. Harrell served as our Treasurer from December 2005 to March 2007, and she served as our Assistant Corporate Secretary from 2001 until December 2005. She is responsible for the oversight of our funds and securities, including the software and administration of securities. From 1992 to 2001, Ms. Harrell served as Executive Secretary to the President and Assistant Treasurer. From 1982 to 1991, Ms. Harrell served as Textile Manager’s Secretary, Industrial Engineering Secretary and Plant Manager’s Secretary at Amoco Fabrics and Fibers Company in Bainbridge. During her employment with Amoco, she served as an officer for the Credit Union Board of Directors for two years.

Jennifer L. Ard was appointed to Vice President – Individual Retirement Accounts in 2004 and was elected to serve as our Corporate Secretary in May 2008. Ms. Ard’s duties include oversight of our Individual Retirement Accounts department. Ms. Ard also serves as our designated selling officer for our Demand Notes and as our Lease Administrator. Ms. Ard held the position of Treasurer with us from 2001 to 2004. In 2000, Ms. Ard served as Assistant Treasurer. She has been employed by us since 1999 and prior to that time was primarily a college student. Ms. Ard received a Bachelor of Business Administration degree in Management from Valdosta State University in 1999.

The term of office of each officer expires when a successor is elected and qualified. There is no arrangement or understanding between any officer and any other person pursuant to which the officer was selected. Each of the above officers also serves on our Policy Board which meets quarterly and creates and implements our policies and procedures and growth plans.

Indemnification

Pursuant to our Articles of Incorporation and the authority granted in Section 14-2-851 of the Official Code of Georgia Annotated, we have agreed to indemnify our officers and directors against any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by them in any action, suit or proceeding brought or threatened to be brought against them by reason of the fact that they were our officer or director if they acted in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our compensation philosophy and policies for fiscal year 2008 that applied to the executives named below in the Summary Compensation Table (the “Named Executive Officers”). It explains the structure and rationale associated with each material element of each Named Executive Officer’s total compensation, and it provides important context for the more detailed disclosure tables and specific compensation amounts provided following this discussion and analysis.

The following discussion and analysis contains statements regarding future company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Objectives of the Named Executive Officer Compensation Program

The objectives of our executive compensation program are to attract, retain and motivate highly talented executives and to align each executive’s incentives with our annual and long-term objectives. Specifically, our executive compensation program is designed to accomplish the following goals and objectives:

•	maintain a compensation program that is equitable in our marketplace;

•	provide opportunities that integrate pay with the annual and long-term performance goals;

•	encourage achievement of strategic objectives;

•	recognize and reward individual initiative and achievements;

•	maintain an appropriate balance between base salary and short- and long-term incentive opportunity; and

•	allow us to compete for, retain and motivate talented executives critical to our success and consistent with our quality of life philosophy.

Determining Named Executive Officer Compensation

We are a family-owned business with W. Derek Martin, our former Chairman of the Board of Directors, and his siblings beneficially owning all of the voting common stock. We do not have an official “compensation committee,” or other committee performing compensation-related activities on behalf of the Board of Directors. Until resigning from his position as President in August, 2007, W. Derek Martin solely determined the compensation of all of the Named Executive Officers. Thereafter, W. Derek Martin continued to determine Bradley D. Bellville’s compensation until Mr. Martin’s resignation from the Board of Directors in February 2008. With the exception of their own compensation, Mr. Bellville and Jefferey V. Martin, current members of our Board of Directors, now determine the compensation of all of the Named Executive Officers, but may on occasion receive information pertaining to compensation-based decisions from other Named Executive Officers. Mr. Bellville determines Mr. Jefferey Martin’s compensation and Mr. Jefferey Martin determines Mr. Bellville’s compensation.

Our determination and assessments of executive compensation are primarily driven by the following four factors: (1) market data based on the compensation levels, programs and practices of certain other comparable companies for comparable positions, (2) our financial performance, (3) the Named Executive Officer’s performance, and (4) the Named Executive Officer’s tenure. We believe these four factors provide a reasonably measurable assessment of executive performance in light of building value and creating a healthy financial position for us. The comparable companies that we analyze when making compensation decisions, and which comparable companies operate in similar markets with similar target customers, include 1st Franklin Financial Corporation, Pioneer Financial Services, Inc. and World Acceptance Corporation. Each of these comparable companies are regulated by most, if not all, of the same statutes, rules and regulations which affect us. Other comparable companies that we review are CapitalSouth Bancorp, a financial institution in Alabama with net income levels similar to ours, and PAB Bankshares, Inc., a Georgia-based financial institution with branch locations in several of the cities in which we operate. We rely upon our judgment about each individual Named Executive Officer, and not on rigid formulas or short-term changes in business performance, in determining the amount and mix of compensation elements and whether each particular payment or award provides an appropriate incentive and reward for performance that sustains and enhances our long-term growth.

2008 Named Executive Officer Compensation Components

Our executive compensation program consists primarily of base salary and bonuses. The program is complemented with other benefits such as 401(k) matching contributions, commissions, group health insurance, life insurance premiums and medical insurance premiums for all Named Executive Officers, and the provision of a company vehicle, country club memberships, and professional membership dues for certain Named Executive Officers.

Annual Base Salary

We intend to provide our Named Executive Officers with a level of assured cash compensation based on the individual’s position, experience, performance, past and potential contribution to us, and level of responsibility, as well as our overall financial performance. No specific weighting is applied to any one factor considered, and Mr. Bellville and W. Derek Martin used their own judgment and expertise in determining appropriate salaries for 2009 within the parameters of the compensation philosophy. Base salary is one fixed component of our Named Executive Officers’ total direct compensation. With the exception of W. Derek Martin, prior to his resignation, and Mr. Bellville, each Named Executive Officer’s individual performance was reviewed on a yearly basis by Mr. Bellville, and the reviews were then discussed between Mr. Bellville and the Named Executive Officers. Prior to his resignation, W. Derek Martin reviewed Mr. Bellville’s annual performance, and as the Sole Director, W. Derek Martin did not receive an annual employment review. Since their appointment to the Board of Directors in February 2008, Mr. Bellville and Jefferey V. Martin now review on a yearly basis each Named Executive Officer’s individual performance, and the reviews are then discussed between Mr. Bellville and the Named Executive Officers. Mr. Bellville now reviews Jefferey V. Martin’s performance, and Jefferey V. Martin now reviews Mr. Bellville’s performance. The outcome of the yearly process is one tool Mr. Bellville and Jefferey V. Martin utilize in determining appropriate yearly salaries. For fiscal year 2009, the Named Executive Officers’ salaries are as follows:

Named Executive Officer	FY 2009 Salary	Percentage Increase / (Decrease) from FY 2008 Salary
Bradley D. Bellville	$237,000	5.33%
Steve Morrison	$88,200	5.00%
Natasha J. Wood	$128,940	4.00%
David Hill	$82,630	4.00%
Claud Haynes	$104,736	3.00%

Bonus Awards

In addition to base salary, Named Executive Officers may receive a monthly cash bonus or sales-based commission. Each monthly bonus is determined on an individual basis based on whether the Named Executive Officer meets certain monthly performance goals which may be based on, but are not limited to, cash collection amounts, loan volume, delinquent account reduction and ancillary product sales. Additionally, sales commissions are given, where applicable, for those Named Executive Officers who meet certain sales-based goals. The President of the Company, Bradley D. Bellville, will receive a bonus equal to 1% of the Company’s income before income taxes for the fiscal year 2009. For fiscal year 2008, the bonus awards paid to Named Executive Officers were as follows:

Named Executive Officer	Bonus Award
Bradley D. Bellville	$6,662
Steve Morrison	$4,400
Natasha J. Wood	$5,957
David Hill	$49,049
Claud Haynes	$27,684

401(k) Plan

We sponsor The Money Tree 401(k) Plan in which all qualified employees may participate. The purpose of the 401(k) plan is to provide participating employees with an opportunity to accumulate capital for their future economic security through their elective deferrals and our contributions. We believe this plan creates a strong incentive for participating employees to remain with us and to prepare for their individual futures. This benefits both employee retention and employee morale.

Perquisites and Other Named Executive Officer Benefits

Perquisites and other executive benefits are a part of our Named Executive Officers’ overall compensation. Our Named Executive Officers are eligible for the same group health insurance plan as is provided to other eligible employees. Such group health insurance plan includes medical, dental, vision, prescription drug coverage, basic life insurance and short-term disability. We reimburse Named Executive Officers for their life insurance premiums, and pay for varying amounts of medical insurance premiums for all Named Executive Officers. Additionally, company cars are provided to Messrs. Bellville, Hill and Haynes, and we pay monthly country club memberships for Mr. Bellville. Although we reimburse all Named Executive Officers for professional association dues, civic and social club membership dues for networking and entertaining, business-related meals and entertainment, and business-related cellular phone charges, these expenses are paid on behalf of employees for business use and we do not consider them personal perquisites.

For information on the incremental cost of these perquisites and other personal benefits, refer to the Summary Compensation Table. We believe the perquisites we provide to our Named Executive Officers are appropriate to ensure our executive compensation remains competitive.

Employment Agreements

We do not have any employment agreements with any of our Named Executive Officers.

Tax and Accounting Considerations

We consider and review the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code (the “Code”), which generally provides that we may not deduct certain compensation of more than $1,000,000 that is paid to certain individuals. We do not have any Named Executive Officers that met this limit during fiscal year 2008.

We are aware of the regulatory developments under Code Section 409A, which was enacted as part of the American Jobs Creation Act of 2004. Section 409A imposes substantial limitations and conditions on non-qualified deferred compensation plans, including certain types of equity compensation and separation pay arrangements. We have amended our compensation arrangements to ensure their full compliance with Section 409A.

Conclusion

We believe our executive compensation program is reasonable and competitive with the compensation paid by other competing institutions of similar size and geographic location. The program is designed to reward managers for strong personal and company performance. Our Board monitors the various guidelines that make up the program and reserve the right to adjust them as necessary to continue to meet our objectives.

Compensation Committee Report

In the absence of a standing “compensation committee,” our Board of Directors reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2008 as required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, determined that the Compensation Discussion and Analysis be included in this prospectus.

The Board of Directors:

Bradley D. Bellville, Chairman of the Board of Directors since February 2008.

Jefferey V. Martin, member of Board of Directors since February 2008.

Summary Compensation Table

The following table provides certain summary information concerning the annual and long-term compensation paid or accrued by The Money Tree Inc. and its subsidiaries to or on behalf of our Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary (3)	Bonus (4)	All Other Compensation (5)	Total
Bradley D. Bellville, President and Chairman (1)	2008	$226,000	$6,662	$15,240	$247,902
Steve Morrison, Chief Financial Officer	2008	$86,450	$4,400	-	$90,850
Natasha J. Wood, General Counsel	2008	$126,243	$5,957	-	$132,200
David Hill, General Manager (2)	2008	$77,947	$49,049	-	$126,996
Claud Haynes, Operations Manager	2008	$102,058	$27,684	-	$129,742

(1)	Mr. Bellville was elected to our Board of Directors and appointed Chairman of our Board of Directors on February 21, 2008.
(2)	Mr. Hill is the General Manager of Best Buy Autos of Bainbridge Inc., a subsidiary of The Money Tree of Georgia Inc.
(3)	The salary amounts shown are equal to the gross salary amounts that were paid to the Named Executive Officers during fiscal year 2008. As yearly salary increases are given, where appropriate, on the anniversary of the employee’s hire date, the salary reported may include a portion of the Named Executive Officer’s previous annual base salary and their current annual base salary.

(4)	This amount includes both performance-based bonuses, as detailed in “2008 Named Executive Officer Compensation Components – Bonus Awards,” and commissions paid to Mr. Haynes by Home Furniture Mart Inc., a subsidiary of The Money Tree Inc.
(5)	The details of “All other Compensation” are set forth below:

All Other Compensation
Name	Fiscal Year	Company Vehicle	Medical Insurance	Country Club Membership	Life Insurance	Total
Bradley Bellville	2008	$6,552	$6,306	$1,800	$582	$15,240

PRINCIPAL SHAREHOLDERS

Effective August 10, 2006, the Estate of Vance R. Martin, our late founder, owns 45% of our outstanding voting common stock, and the Vance R. Martin Family Trusts u/t/a dated September 20, 2005, of which the former Chairman of our Board of Directors, W. Derek Martin, serves as sole trustee, owns the remaining 55% of our outstanding voting common stock. See “Certain Relationships and Related Transactions” and “Risk Factors – Risks Related to Our Business – We are controlled by the Martin family and don’t have any independent board members overseeing our operations.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our officers also serve as the officers of various of our subsidiaries. We may be subject to various conflicts of interest in our relationship with Bradley Bellville, our President and Director, and Jefferey V. Martin, our Director, and their other business enterprises. The following is a description of transactions and relationships between us, our Directors and each of their affiliates.

Our President and Chairman of our Board of Directors, Bradley Bellville, owns 40% of the outstanding stock of Interstate Motor Club and each of the late Vance R. Martin’s three children, including Jefferey V. Martin, our Director, own 20%. Interstate Motor Club, Inc. pays us a commission for each membership sold pursuant to an Agency Sales Agreement. During fiscal year ended September 25, 2008, we received $1.8 million in commissions pursuant to the Agency Sales Agreement.

Martin Family Group, LLLP owns the real estate for 13 of our branch office locations, one used car lot and our principal executive offices. We have entered into lease agreements with Martin Family Group, LLLP whereby rent is paid monthly for use of these locations. W. Derek Martin, our former President and Director, is the president of Martin Investments, Inc., which is the managing general partner of Martin Family Group, LLLP. In addition, Martin Sublease, L.L.C. leases from the owners, and subleases to us, 54 of these branch office locations and two used car lots. Some of this spread covers costs for leasehold improvements and property operating costs paid directly by Martin Sublease, L.L.C. Management believes that these leases are at rates that are comparable to those obtainable from independent third parties. During fiscal year ended September 25, 2008, we paid total lease payments of $2.15 million in the aggregate to Martin Family Group, LLLP and Martin Sublease, L.L.C.

DESCRIPTION OF DEMAND NOTES

The Demand Notes will be issued under an indenture dated as of April 27, 2005 between us and U.S. Bank National Association, as trustee. We do not have any previous relationship with the trustee. The indenture has been filed as an exhibit to the registration statement. You can also obtain a copy of the indenture from us. We have summarized all parts of the indenture that are material to the Demand Notes. The summary is not complete, and you should read the indenture for provisions that may be important to you.

The Demand Notes are registered and issued without coupons in series form. Any amount of any series may be issued. There is no limit on the principal amount of Demand Notes of any series. We may change the interest rates of the Demand Notes and of any prior or subsequent series that may be offered, provided that no such change shall affect any Demand Note of any series issued prior to the date of change.

The Demand Notes are our direct obligations but are not secured. Principal and interest are payable at our executive offices in Bainbridge, Georgia. The Demand Notes are executed by us and authenticated and delivered to the purchaser by us.

The total aggregate maximum principal amount of the Demand Notes offered under this prospectus is $35,000,000. A minimum initial investment of $100 is required.

Issuance

The Demand Notes are sold for an initial principal amount set by us, currently not less than $100 and for additional amounts not less than $1, dated the date of purchase and transferable only on our books. We may, in our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Demand Notes at any one time.

Form of Investment

Investments by Check

Your initial investment in Demand Notes (personal checks only) must be accompanied by properly completed investment documentation. Your check should be made payable to “The Money Tree Inc.” and may be (1) hand delivered or mailed to our headquarters at 114 South Broad Street, Bainbridge, Georgia 39817 or (2) hand delivered to one of our branch office locations in which case our branch manager will mail your check to our headquarters within two business days of receipt at such branch office location. Your investment by check will begin to accrue interest on the date that we deposit such check into our account.

Automatic Deposit

After your initial investment by check, you may elect to authorize us to make an automatic monthly charge from your personal bank account. Upon receipt of proper written authorization, we will prepare an electronic transfer drawn against your bank account for the amount authorized on either the 5th or 20th of each month as selected by you. Your investment begins to accrue interest on the same business day that we receive the electronic transfer. You may change the amount or day of transfer of your automatic monthly investment or terminate your automatic monthly investment at any time by providing written notice to us at our headquarters at 114 South Broad Street, Bainbridge, Georgia 39817. Please be aware that there is at least a 10 business day set-up period each time you add, change or terminate the banking instructions for your automatic monthly investment.

Payroll Deduction for Money Tree Employees

Our employees who are investing in Demand Notes and who have completed the proper authorization may have a fixed amount deducted from their payroll checks on the 15th and 31st of every month. Interest begins to accrue on these investments on the same business day that we deduct funds from your payroll check. Employees may change the amount of the payroll deduction or terminate participation in the payroll deduction at any time by providing us with written notification, and such change or termination will become effective within two business days of receipt of such notice.

Interest

The interest rate payable on any Demand Note is a variable rate, compounded daily. Interest on a Demand Note is paid only when you make a demand for payment of the principal amount of a Demand Note. We will establish, in our discretion, from time to time, separate interest rates for Demand Notes with a daily balance ranging from $1.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. When an interest rate is established for each range of balances, it becomes effective for and applied to all Demand Notes with a daily balance within that range, whether existing or newly issued. These interest rates may be the same or different for each range of balances, and we may increase or decrease the rate for any range independently of the others without notice to you after the date of purchase. The interest rate on a Demand Note may also change if the daily balance of the Demand Note changes to a different range of balances.

You will not be notified of changes from time to time in the interest rates. The interest rates being paid at any given time on the Demand Notes may be obtained by calling our executive offices in Bainbridge, Georgia at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia) or by visiting our website at www.themoneytreeinc.com. Demand Notes begin to accrue interest as of the effective date of purchase. See “Plan of Distribution.”

Payment or Redemption by Holders of the Demand Notes

Subject to the subordination provisions, we will pay or redeem any Demand Note on demand by you for the outstanding principal balance plus any unpaid interest at the time of redemption. We may also make partial redemptions as long as the balance remaining is at least $100. All payments or redemptions must be made either in person or by mail at our executive offices in Bainbridge, Georgia.

Redemption by Us

Subject to the subordination provisions, we may call the Demand Notes as a whole, or individually, for redemption at any time at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption. Notice of such redemption will be given by mail to you not less than 30 nor more than 60 days prior to the date fixed for redemption.

Redemption if Balance Falls Below $100

We may, in our sole discretion, redeem any Demand Note in full for a price equal to the principal amount plus accrued interest to the date of redemption if, at any time, the principal balance of such Demand Note falls below $100. In such event, our redemption right is automatic and no advance notice to you is required.

Priority

The Demand Notes have the same priority as all of our other subordinated unsecured general obligations, including the Debentures. We may at any time borrow money from a lending institution on a secured or unsecured basis that would have priority over the Demand Notes.

Notice of Balance

We will mail to you on a monthly basis a statement showing your Demand Note balance as it appears on our books as of the end of each month.

Subordination

Our obligation to repay the principal and interest on the Demand Notes is subordinate in right of payment to all senior debt. This means that if we are unable to pay our debts, when due, all of the senior debt would be paid first, before any payment of principal and interest would be made on the Demand Notes.

The term “Senior Debt” means all of our debt created, incurred, assumed or guaranteed by us, except debt that by its terms expressly provides that such debt is not senior in right of payment to the Demand Notes. Debt is generally any indebtedness, contingent or otherwise, in respect of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit and shall include any guarantee of any such indebtedness. Senior debt includes, without limitation, all of our bank and finance company debt and any line of credit we may obtain in the future. Neither the Demand Notes nor the Debentures are senior debt. Any intercompany debt that may be owed by us to any affiliate or subsidiary shall not be considered senior debt. Because The Money Tree of Georgia Inc. is one of our subsidiaries, the Demand Notes are effectively subordinate to the demand notes and debentures previously issued by this subsidiary. See “Risk Factors – Payment of interest and principal on the Demand Notes is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of demand notes and debentures issued by The Money Tree of Georgia Inc.”

No Restrictions on Additional Debt or Business

The indenture does not restrict us from issuing additional securities or incurring additional debt, including senior debt or other secured or unsecured obligations, or the manner in which we conduct our business.

Modification of Indenture

We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the Demand Notes that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification:

•	reduces the principal or rate of interest, changes the demand nature, or waives any payment of principal and interest on any Demand Note;

•	reduces the percentage of Demand Note holders whose consent to a waiver or modification is required;

•	affects the subordination provisions of the indenture in a manner that adversely affects the rights of any holder; or

•	waives any event of default in the payment of principal or interest on any Demand Note.

Without action by you, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the Demand Notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any Demand Note holders, or to comply with the requirements of the Trust Indenture Act of 1939. We will give written notice to you of any amendment or supplement to the indenture or Demand Notes.

Place, Method and Time of Payment

We will pay principal and interest on the Demand Notes at our principal executive offices or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to you at your address appearing in the Demand Note register maintained by the registrar. Any payment of principal and interest that is due on a nonbusiness day will be payable by us on the next business day immediately following that nonbusiness day.

Events of Default

An event of default is defined in the indenture as follows:

•	a default in payment of principal and interest on the Demand Notes when presented for payment or redemption if such default has not been cured for 30 days;

•	our becoming subject to certain events of bankruptcy or insolvency; or

•

our failure to comply with any agreements or covenants in or provisions of the Demand Notes or the indenture if such failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding Demand Notes.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then-outstanding Demand Notes may declare the principal and accrued interest on all outstanding Demand Notes due and payable. If such a declaration is made we are required to pay the principal and interest on all outstanding Demand Notes immediately, so long as the senior debt has not matured by lapse of time, acceleration or otherwise. We are required to file annually with the trustee an officer’s certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior debt.

The indenture provides that the holders of a majority of the aggregate principal amount of the Demand Notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the Demand Notes, except a default in payment of principal and interest on the Demand Notes or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or Demand Notes, except in payments of principal and interest on the Demand Notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the Demand Notes.

If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee, however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of Demand Note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the Demand Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual Demand Note holder to institute legal proceedings in the event of our default.

Satisfaction and Discharge of Indenture

The indenture may be discharged upon the payment of all Demand Notes outstanding thereunder or upon deposit in trust of funds sufficient for such payment and compliance with certain formal procedures set forth in the indenture.

Reports

We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. Copies of such reports will be sent to any Demand Note holder upon written request.

Service Charges

We reserve the right to assess service charges and fees for issuing Affidavits of Lost Demand Notes to replace lost or stolen Demand Notes or to transfer or assign a Demand Note.

Transfer

You may not transfer any Demand Note until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any Demand Note for a period beginning 15 days before the date notice is mailed of the redemption of such Demand Note and ending on the date of redemption of such Demand Note.

Concerning the Trustee

The indenture contains certain limitations on the trustee’s right, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

We are offering up to $35,000,000 in aggregate principal amount of the Demand Notes. We will offer the Demand Notes through our designated selling officer, Jennifer Ard, directly, without an underwriter or agent and on a continuous basis. Jennifer Ard, Vice President – Individual Retirement Accounts and Corporate Secretary, is the designated selling executive officer for the Demand Notes. If Ms. Ard becomes unavailable, another executive officer will be appointed. Our designated selling executive officer will meet the requirements of Rule 3a4-1(a)(1), (2), (3) and (4)(ii) of the Securities Exchange Act of 1934, in that:

1. Ms. Ard is not currently, nor will she be at the time of her participation in the offering, subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act;

2. Ms. Ard will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. Ms. Ard will not be, at the time of her participation, an associated person or a broker/dealer; and

4. Ms. Ard (A) primarily performs substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; (B) is not, and has not been, a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) has not participated in selling an offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

We intend to market the offering primarily by placing advertisements in local newspapers, purchasing roadway sign advertisements and placing signs in our branch office locations in states in which we have properly registered the offerings or qualified for an exemption from registration. We may also make oral solicitations in limited circumstances and use other methods of marketing the offering, all in compliance with applicable laws and regulations, including securities laws. We also intend to have certain information relating to our offerings available on our website at www.themoneytreeinc.com. However, the information contained on this website is not part of this prospectus. While branch office personnel would be happy to provide you with a prospectus and may accept your investment check and documentation, they are not allowed to answer any substantive questions about your investment. If you have any questions about the offering of the Demand Notes or this prospectus or need additional information, please call our executive office at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia).

Prospective investors will be required to complete an application and purchaser suitability questionnaire prior to investing in the Demand Notes. We reserve the right to reject any subscription. If we accept an investment, you should not assume that the Demand Notes are a suitable and appropriate investment for you.

You will not know at the time of investment whether we will be successful in completing the sale of any or all of the Demand Notes. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, investments previously received will be irrevocable and no funds will be refunded.

The Demand Notes are not listed on any securities exchange, and there is no established trading market for the Demand Notes.

LEGAL MATTERS

The validity of the Demand Notes being offered by this prospectus will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Atlanta, Georgia.

EXPERTS

The consolidated financial statements appearing in this prospectus and registration statement have been audited by Carr, Riggs & Ingram, LLC, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (SEC), Washington, D.C., a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Demand Notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the Demand Notes sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

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Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders

The Money Tree Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of The Money Tree Inc. and subsidiaries as of September 25, 2008 and 2007, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended September 25, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Money Tree Inc. and subsidiaries as of September 25, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 25, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in the third paragraph of Note 2 to the financial statements, on November 18, 2008, the Company’s registration of and ability to offer debentures and demand notes was terminated and the Company has not, as of March 3, 2009, registered new offerings of debentures and demand notes. For the period from September 26, 2008 to January 25, 2009, the Company redeemed $6.5 million more in debentures and demand notes than it sold and its cash balance at January 25, 2009 was $3.8 million.

/s/ Carr, Riggs & Ingram, LLC

Tallahassee, Florida
February 3, 2009, except for the third paragraph of Note 2, as to which the date is March 3, 2009

The Money Tree Inc. and Subsidiaries

Consolidated Balance Sheets

September 25,	2008	2007

Assets

Cash and cash equivalents	$12,541,302	$17,854,277
Finance receivables, net	67,730,473	75,837,823
Other receivables	956,752	863,356
Inventory	3,167,021	3,056,775
Property and equipment, net	4,906,189	4,219,885
Deferred income taxes	-	1,210,000
Goodwill	-	991,243
Other assets	2,498,205	1,750,142

Total assets	$91,799,942	$105,783,501

Liabilities and Shareholders’ Deficit

Liabilities
Accounts payable and other accrued liabilities	$3,278,870	$4,020,056
Accrued interest payable	14,854,877	14,329,092
Senior debt	694,890	511,663
Variable rate subordinated debentures	82,209,211	81,861,016
Demand notes	3,658,160	5,991,374

Total liabilities	104,696,008	106,713,201

Commitments and contingencies (see Notes 12 and 15)

Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-
Accumulated deficit	(14,573,713)	(2,607,347)

Total shareholders’ deficit	(12,896,066)	(929,700)

Total liabilities and shareholders’ deficit	$91,799,942	$105,783,501

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Operations

Years ended September 25,	2008	2007	2006
Interest and fee income	$19,280,069	$19,480,740	$20,048,211
Interest expense	(8,275,310)	(8,025,969)	(7,349,884)

Net interest and fee income before provision for credit losses	11,004,759	11,454,771	12,698,327
Provision for credit losses	(13,812,192)	(4,982,494)	(4,737,644)

Net interest and fee income (loss) after provision for credit losses	(2,807,433)	6,472,277	7,960,683
Insurance commissions	9,615,005	10,120,463	11,262,655
Commissions from motor club memberships from company owned by related parties	1,844,341	1,946,476	1,957,478
Delinquency fees	1,719,608	1,775,728	1,564,872
Income tax service agreement income from company owned by related parties	-	3,310	83,034
Other income	647,406	747,829	689,606

Net revenue before retail sales	11,018,927	21,066,083	23,518,328

Retail sales	17,164,407	19,001,858	17,972,565
Cost of sales	(11,131,463)	(12,170,317)	(11,611,383)

Gross margin on retail sales	6,032,944	6,831,541	6,361,182

Net revenues	17,051,871	27,897,624	29,879,510

Operating expenses
Personnel expense	(15,530,590)	(15,349,102)	(16,055,481)
Facilities expense	(3,807,540)	(3,760,048)	(3,829,170)
General and adminstrative expenses	(3,287,831)	(3,150,330)	(3,291,818)
Other operating expenses	(5,843,490)	(5,344,159)	(5,974,476)

Total operating expenses	(28,469,451)	(27,603,639)	(29,150,945)

Net operating income (loss)	(11,417,580)	293,985	728,565
Other non-operating income	-	-	151,233
Loss on sale of property and equipment	(20,980)	(19,012)	(75,720)

Income (loss) before income tax benefit (expense)	(11,438,560)	274,973	804,078
Income tax benefit (expense)	(527,806)	100,664	(274,490)

Net income (loss)	$(11,966,366)	$375,637	$529,588

Net income (loss) per common share, basic and diluted	$(405.01)	$12.71	$17.92

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Deficit

	Common Stock
	Class A Voting		Class B Non-voting			Total
	Shares	Stated Value	Shares	Stated Value	Accumulated Deficit	Shareholders’ Deficit
Balance at September 25, 2005	2,686	$1,677,647	26,860	$-	$(3,512,572)	$(1,834,925)
Net income	-	-	-	-	529,588	529,588

Balance at September 25, 2006	2,686	1,677,647	26,860	-	(2,982,984)	(1,305,337)
Net income	-	-	-	-	375,637	375,637

Balance at September 25, 2007	2,686	1,677,647	26,860	-	(2,607,347)	(929,700)
Net loss	-	-	-	-	(11,966,366)	(11,966,366)

Balance at September 25, 2008	2,686	$1,677,647	26,860	$-	$(14,573,713)	$(12,896,066)

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended September 25,	2008	2007	2006

Cash flows from operating activities
Net income (loss)	$(11,966,366)	$375,637	$529,588
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for credit losses	13,812,192	4,982,494	4,737,644
Depreciation	793,776	794,418	946,745
Amortization	5,714	5,714	6,746
Impairment loss from write-down of goodwill	991,243	365,824	-
Deferred income tax expense (benefit)	1,210,000	(565,000)	-
Loss on sale of property and equipment	20,980	19,012	75,720
Change in assets and liabilities:
Other receivables	(93,396)	151,586	89,875
Inventory	(110,246)	(861,312)	206,168
Other assets	(753,777)	360,762	(755,902)
Accounts payable and other accrued liabilities	(741,186)	494,778	(80,027)
Accrued interest payable	525,785	2,747,680	2,104,750

Net cash provided by operating activities	3,694,719	8,871,593	7,861,307

Cash flows from investing activities
Finance receivables originated	(73,335,373)	(76,942,622)	(82,541,695)
Finance receivables repaid	67,630,531	72,779,841	75,806,754
Purchase of property and equipment	(1,586,379)	(1,032,849)	(898,832)
Proceeds from sale of property and equipment	85,319	580,338	145,338

Net cash used in investing activities	(7,205,902)	(4,615,292)	(7,488,435)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	183,227	(156,886)	(516,997)
Demand notes	(2,333,214)	(2,145,476)	(4,730,357)
Repayments on senior subordinated debt	-	(600,000)	(400,000)
Repayments on junior subordinated debt to related parties	-	(370,000)	(430,000)
Proceeds-variable rate subordinated debentures	15,435,214	14,132,396	21,060,333
Payments-variable rate subordinated debentures	(15,087,019)	(10,181,582)	(12,054,884)

Net cash (used in) provided by financing activities	(1,801,792)	678,452	2,928,095

Net change in cash and cash equivalents	(5,312,975)	4,934,753	3,300,967

Cash and cash equivalents, beginning of year	17,854,277	12,919,524	9,618,557

Cash and cash equivalents, end of year	$12,541,302	$17,854,277	$12,919,524

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Years ended September 25,	2008	2007	2006

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:

Cash paid during the year for:
Interest	$7,749,525	$5,278,289	$5,245,134

Income taxes	$268,642	$198,897	$1,180,024

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

NOTE 1 – NATURE OF BUSINESS

The business of The Money Tree Inc. and subsidiaries (“the Company”) consists of the operation of finance company offices which originates direct consumer loans and sales finance contracts in 103 locations throughout Georgia, Alabama, Louisiana and Florida; sales of merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of three used automobile dealerships in Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are also generated from commissions on the sales of automobile club memberships from a company owned by related parties and commissions from sales of prepaid telephone and prepaid cellular services.

The Company’s loan portfolio consists of consumer sales finance contracts receivables and direct consumer loan receivables. Consumer sales finance contracts receivables consist principally of retail installment sale contracts collateralized by used automobiles and consumer goods which are initiated by automobile and consumer good dealerships, subject to credit approval, in the locations where the Company operates offices. Direct consumer loan receivables are loans originated directly to customers for general use which are collateralized by existing automobiles or consumer goods, or are unsecured.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of The Money Tree Inc. and its subsidiaries, all of which are wholly owned by The Money Tree Inc. All significant intercompany accounts and transactions are eliminated in consolidation.

In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could vary from those estimates. Significant estimates include the determination of the allowance for credit losses relating to the Company’s finance receivables. This evaluation is inherently subjective, and, as such, there is at least a reasonable possibility that recorded estimates could change by a material amount in the near term.

On November 18, 2008, the Company’s registration of and ability to offer debentures and demand notes was terminated and the Company has not, as of March 3, 2009, registered new offerings of debentures and demand notes. As a result, for the period from September 26, 2008 to January 25, 2009, the Company redeemed $6.5 million more in debentures and demand notes than it sold and its cash balance at January 25, 2009 was $3.8 million. The Company has historically depended on the sale of debentures and demand notes to investors and the collection of finance receivables to fund its obligations to redeem debentures and demand notes, make interest payments on debentures and demand notes, and to fund other company capital needs. The Company’s continued liquidity is therefore dependent on the registration and sale of debentures and demand notes and the continued collection of finance receivables. The deteriorating economy continues to negatively impact the credit quality of the Company’s finance receivables and may impact the Company’s ability to sell debentures and demand notes. In the event additional debentures or demand notes are not registered and sold to investors or the Company otherwise fails to raise capital in the future, the Company’s liquidity and capital needs will be severely and negatively affected. Management believes the Company will generate sufficient liquidity through the registration and sale of debentures and demand notes and the curtailment of cash investment in the origination of finance receivables, if necessary. Management further believes the Company’s retail operations will benefit from its established customer base. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $11,966,366 for the year ended September 25, 2008 and had a shareholders’ deficit of $12,896,066 as of September 25, 2008. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, originate new loans and otherwise achieve profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Money Tree Inc. and Subsidiaries

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased.

Finance Receivables

Finance receivables are stated at the amount of unpaid principal and accrued interest on certain loans where interest is recognized on an interest accrual basis. Finance receivables with precomputed finance charges are stated at the gross amount reduced by unearned interest, unearned insurance commissions and unearned discounts. In addition to these reductions, all finance receivables are stated net of the allowance for credit losses.

For loans acquired at a discount, the initial investment, which is accounted for in the aggregate, includes the amount paid to the seller plus any fees paid or less any fees received. The initial investment frequently differs from the related loan’s principal amount at the date of purchase. This difference is recognized as an adjustment of yield over the life of the loan. All other costs incurred in connection with acquiring loans, or committing to purchase loans are charged to expense as incurred.

Collectibility of the acquired loans is continually evaluated throughout the life of the acquired loan. If upon subsequent evaluation:

•	the estimate of the total probable collections is more favorable, the amount of the discount to be amortized is adjusted accordingly.

•	the estimate of amounts probable of collection is less favorable, the loans may be considered to be impaired.

•

it is not possible to estimate the amount and timing of collection, then amortization ceases, and the cost-recovery method is implemented, which requires that all payments be applied to the principal amount of loan first and when that is reduced to zero, any additional amounts are recognized as income.

Income Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate income recognized on accounts which have precomputed finance charges. Recognition of interest income is suspended on accounts with precomputed interest charges when the account becomes more than 90 days delinquent. An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78s method for payoffs and renewals when customers take such actions on their accounts. Since the majority of the Company’s precomputed accounts are paid off or renewed prior to maturity, the result is that most precomputed accounts are adjusted to a Rule of 78s basis effective yield. Renewals and refinancings require that the borrower meet the underwriting guidelines similar to a new customer and, as a result, the interest rate and effective yield, as well as the other terms of the refinanced loans are at least as favorable to the lender as comparable loans with customers with similar risks who are not refinancing; therefore, all renewals and refinancings are treated as new loans. Further any unamortized net fees or costs and any prepayment penalties from the original loan are recognized in interest income when the new loan is granted. Rebates of interest, if applicable, are charged to interest income at the time of the new loan. The new loan is originated utilizing a portion of the proceeds to pay off the existing loan and the remaining portion advanced to the customer. The difference between income previously recognized under the interest yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of the rebate. Adjustments to interest income for the fiscal years ended September 25, 2008, 2007, and 2006 were $2,227,772, $2,504,285, and $2,919,148, respectively.

The Money Tree Inc. and Subsidiaries

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Recognition (continued)

Accrual of interest income on interest-bearing finance receivables is suspended when no payment has been made on an account for 60 days or more on a contractual basis. The loan is returned to active status and accrual of income is resumed when all of the principal and interest amounts contractually due are brought current (one or more full contractual monthly payments are received and the account is less than 60 days contractually delinquent), at which time management believes future payments are reasonably assured. Interest accrued on loans charged off is reversed against interest income in the current period. Any amounts charged off that related to prior periods are not material for any period presented.

For loans acquired at a discount, the initial investment, which is accounted for in the aggregate, includes the amount paid to the seller plus any fees paid or less any fees received. The initial investment frequently differs from the related loan’s principal amount at the date of purchase. This difference is recognized as an adjustment of yield over the life of the loan. All other costs incurred in connection with acquiring loans, or committing to purchase loans are charged to expense as incurred. The discount on an acquired loan is amortized over the period in which the payments are probable of collection. Discounts are amortized using the interest method.

The Company receives commissions from independent insurers for policies issued to finance customers. These insurance commissions are deferred and systematically amortized to income over the life of the related insurance contract since the insurance and lending activities are integral parts of the same transaction. Commissions for credit and non-credit insurance products are recognized over the risk period based on the method applicable to the insurance coverage’s risk exposure, which generally coincides with the term of the related loan contract. Insurance commissions for products that have constant risk exposure are earned using the straight-line method. Insurance commissions for insurance products with declining risk exposure or coverage are recognized using the Rule of 78s method that approximates the interest method. The auto and accidental death and dismemberment policies are earned over the policy’s predetermined schedule of coverage. The Company retains advance commissions that vary by products at the time the policies are written. Retrospective commissions are paid to the Company on an earned premium basis, net of claims and other expenses. Contingencies exist only to the extent of refunds due on early termination of policies that exceed the amount of advanced commissions retained. These refunds are netted against the gross amount of premiums written.

Commissions earned on the sale of motor club memberships are recognized at the time the membership is sold. The Company has no obligations related to refund of membership fees on cancellations. Claims filed by members are the responsibility of the issuer of the membership.

Retail sales include sales of used automobiles, home furnishings, electronic equipment, and appliances. Warranties on selected used vehicles are available as an add-on item through an unaffiliated warranty company. Home furnishings, electronic equipment and appliances carry their own manufacturer’s warranties. Retail sales revenues are recognized at the time of sale when title and risk of loss is transferred to the customer. Warranty revenues are recognized at the time of sale.

Income pursuant to a service agreement with Cash Check Inc. of Ga. is earned in the period in which additional expenses are incurred in support of the service provided by Cash Check for the Company’s customers. These expenses are reported in the operating expenses of the Company incrementally as the level of service increases.

Loan Origination Fees and Costs

Non-refundable loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the loan yield over the contractual life of the related loan. Unamortized amounts are recognized in income at the time loans are renewed or paid in full.

The Money Tree Inc. and Subsidiaries

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit Losses

The allowance for credit losses is determined by several factors. Recent historical loss experience is the primary factor in the determination of the allowance for credit losses. An evaluation is performed to compare the amount of accounts charged off, net of recoveries of such accounts, in relation to the average net outstanding finance receivables for the period being reviewed. Historically, management has found that this ratio has provided an adequate ratio of allowance as a percentage of net outstanding receivables due to the Company’s loan portfolio in the consumer segment consisting of a large number of smaller balance homogeneous loans. Also, a review of loans that comprised the automotive segment is performed monthly to determine if the allowance should be adjusted based on possible exposure related to collectibility of these loans. In accordance with the auto sales contract, the Company may repossess the collateralized vehicle after 30 days without payment to protect the vehicle’s integrity and to minimize the Company’s loss. Management routinely evaluates the inherent risks and change in the composition of the loan portfolio based on their extensive experience in the consumer finance industry in consideration of estimating the adequacy of the allowance. Also considered are delinquency trends, economic conditions, and industry factors. In most instances, an insurance product is purchased in conjunction with the loan. In the event of the death or injury of the customer or damage to pledged collateral, the proceeds from the claims would generally pay off or continue payments on the loan, thereby negating any consideration in the allowance determination. In other instances, a non-file or non-recording insurance policy is made in conjunction with the loan, (see description of non-file insurance below). Proceeds from these claims are netted against charge offs as recoveries in the determination of the allowance. Provisions for credit losses are charged to income in amounts sufficient to maintain an allowance for credit losses at a level considered adequate to cover the probable loss inherent in the finance receivable portfolio. Each month, regional management reviews potential accounts for charge off with local branch management. A comprehensive charge off checklist is utilized to assist management in verifying that all collection activity and procedures have been followed. Once completed, it is submitted to senior management for final review.

The Company’s charge-off policy requires that balances be charged off when they are 180 days since last payment, unless upon review by management, the balance is deemed collectible by garnishment of wages, bankruptcy proceedings or other collection methods. Also, an account may be charged-off if it is determined by senior management that the account is uncollectible due to certain circumstances, as in the death of the customer who did not elect to purchase credit life insurance for the loan contract or in situations when repossession and sale of collateral occurs and the balance is not recoverable through the legal process or other methods. Loan balances charged off exclude accrued interest, which is reversed against interest income. Accounts that are to be disbursed under a plan of bankruptcy are monitored separately from other accounts. The charge-off policy generally coincides with the bankruptcy plan period while payments are scheduled under the loan. Direct consumer loans are charged off net of proceeds from non-filing insurance (see discussion below). For consumer sales finance and motor vehicle installment sales contracts, the Company is granted a security interest in the collateral for which the loan was made. In the event of default, the collateral on such contracts may be repossessed at 31 to 60 days delinquency (roughly two payments). After repossession, the collateral is sold according to UCC-9 disposition of collateral rules and the proceeds of the sale are applied to the customer’s account. If the likelihood of collection on a judgment is favorable, a suit is filed for the deficiency balance remaining and, if granted, garnishment and/or execution follows for collection of the balance. If the collateral is not conducive for repossession because of it being in unmarketable condition, judgment is sought without repossession and sale of collateral. If collection on a judgment is not favorable, the balance of the account is charged off.

The Money Tree Inc. and Subsidiaries

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Non-file insurance

Non-file premiums are charged on direct consumer loans at inception and renewal in lieu of recording and perfecting the Company’s security interest in the assets pledged on such loans and are remitted to a third-party insurance company for non-file insurance coverage. Non-file insurance is not available for motor vehicle installment sales contracts and consumer sales finance contracts. Certain losses related to such direct consumer loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-file insurance claims subject to policy limitations. These limitations include: no loans may exceed $5,000 to any one customer; no loans may exceed 36 months in term; and no fraudulent loans. When accounts covered by non-file insurance are deemed uncollectible, they are charged off and the claim filed with the insurance carrier, usually within 30 days. Proof of coverage and documentation of collection activity are submitted with the claim. Recoveries from non-file insurance are reflected in the accompanying consolidated financial statements as a reduction in credit losses and receivables related to such claim recoveries are included in other receivables (see Note 3).

Inventory

Inventory is valued at the lower of cost (first-in, first-out basis) or market. Inventory generally consists of home furnishings, electronics and used automobiles.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term. Such amortization is included in depreciation expense in the accompanying consolidated statements of cash flows.

Goodwill

At September 25, 2007, goodwill represented the excess of the purchase price over the fair value of the net assets acquired. The Company uses a fair value approach to test for the potential impairment of goodwill. During the annual goodwill impairment testing process, the Company recorded an impairment charge in the fourth quarter of 2008 and 2007 in the amount of $991,243 and $365,824, respectively.

Impairment of Long-Lived Assets (other than Goodwill)

The Company periodically evaluates whether events or circumstances have occurred that indicate the carrying amount of long-lived assets and certain identifiable intangible assets may warrant revision or may not be recoverable. When factors indicate that these long-lived assets and certain identifiable intangible assets should be evaluated for possible impairment, the Company assesses the recoverability by determining whether the carrying value of such assets will be recovered through the future undiscounted cash flows expected from the use of the asset and its eventual disposition. Amounts paid for covenants not to compete are amortized on a straight-line basis over a period of seven years. In management’s opinion, there has been no impairment of value of long-lived assets and certain identifiable intangible assets at September 25, 2008 and 2007.

Income Taxes

The Company provides for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for expected future tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities using tax rates expected in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Governmental Regulation

The Company is subject to various state and federal laws and regulations which, among other things, impose limits on interest rates, other charges, insurance premiums, and require licensing and qualification.

The Money Tree Inc. and Subsidiaries

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and cash equivalents. Cash consists of cash on hand and with banks, either in commercial accounts, or money market accounts. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period between the acquisition of the instruments and their expected realization.

Finance receivables. Finance receivables are reported net of unearned interest, insurance commissions, discounts and allowances for credit losses, which are considered short-term because the average life is approximately five months, assuming prepayments. The discounted cash flows of the loans approximate the net finance receivables.

Subordinated debentures. The carrying value approximates fair value due to the Company’s rights to redeem the debenture for a price equal to 100 percent of the principal on demand. The debenture holder also may redeem the debenture for 100 percent of the principal on demand subject to a 90-day interest penalty.

Demand notes. The carrying value approximates fair value due to rights to withdraw the balance at any time.

Senior debt. The carrying value of the Company’s senior debt approximates fair value due to the relatively short period of time from origination of the instruments and their expected payment.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $616,055, $704,972, and $865,512 for the years ended September 25, 2008, 2007, and 2006, respectively.

Allocation of Expenses to Related Party

Employees of The Money Tree Inc. perform services in support of Interstate Motor Club, an affiliate of the Company. The Company assesses Interstate Motor Club an administration fee that approximates the cost of support provided to Interstate Motor Club.

Net Income (loss) Per Common Share

Net income (loss) per common share is computed based upon weighted–average common shares outstanding. There are no potentially dilutive securities issued or outstanding.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform with the method of presentation used in 2008.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No.157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted this pronouncement on September 26, 2008 with no material effect on the consolidated financial statements.

In February 2007, the FASB issued SFAS No.159, The Fair Value Option for Financial Assets and Liabilities—Including an Amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted this pronouncement on September 26, 2008 with no material effect on the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No.141(R), Business Combinations. This Statement replaces SFAS No.141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after September 26, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 25, 2009.

In December 2007, the FASB issued SFAS No.160, Noncontrolling Interests in Consolidated Financial Statements. This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning September 26, 2009.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management does not expect SFAS 161 to have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60 (“SFAS 163”). SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The Company does not expect that SFAS 163 will have a material impact on its consolidated financial statements.

The Money Tree Inc. and Subsidiaries

NOTE 3 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables consisted of the following:

September 25,	2008	2007

Finance receivables, direct consumer	$41,654,302	$46,834,666
Finance receivables, consumer sales finance	16,793,743	14,466,682
Finance receivables, auto sales finance	30,707,329	32,259,968

Total gross finance receivables	89,155,374	93,561,316
Unearned insurance commissions	(2,793,425)	(2,815,646)
Unearned finance charges	(10,621,034)	(12,122,154)
Accrued interest receivable	865,885	924,986

Finance receivables, before allowance for credit losses	76,606,800	79,548,502
Allowance for credit losses	(8,876,327)	(3,710,679)

Finance receivables, net	$67,730,473	$75,837,823

An analysis of the allowance for credit losses is as follows:

Years ended September 25,	2008	2007	2006

Beginning balance	$3,710,679	$3,139,359	$2,631,814

Provisions for credit losses	13,812,192	4,982,494	4,737,644

Charge-offs, net of insurance recoveries	(8,825,129)	(4,583,650)	(4,392,129)

Recoveries	196,208	181,218	165,379

Other	(17,623)	(8,742)	(3,349)

Ending balance	$8,876,327	$3,710,679	$3,139,359

It is the Company’s experience that a substantial portion of the loan portfolio generally is renewed or repaid before contractual maturity dates. During the years ended September 25, 2008, 2007, and 2006, cash collections of receivables (including principal, renewals and finance charges since finance receivables are recorded and tracked at their gross precomputed amount) totaled $87,883,004, $95,928,382, and $95,880,074, respectively, and these cash collections were 102 percent, 102 percent, and 105 percent, of average gross finance receivable balances (excluding accounts in bankruptcy), respectively.

Finance receivables in a non-accrual status, including accounts in bankruptcy, totaled $17,778,974, $20,132,798, and $18,561,872 at September 25, 2008, 2007 and 2006, respectively. Because of their delinquency status, the Company considers these loans to be impaired. Consequently, the amount of loans in non-accrual status represents the Company’s investment in impaired loans. Since the Company’s portfolio of finance receivables is comprised primarily of small balance, homogenous loans, individual impairment is not performed, but rather evaluated as a group. The allowance for credit losses related to the entire portfolio of loans was $8,876,327, $3,710,679, and $3,139,359 at September 25, 2008, 2007 and 2006, respectively.

The Company ceases the accrual of interest income on interest-bearing finance receivables when no payment has been made for 60 days or more. Recognition of interest income suspends at 90 days contractual delinquency on accounts with precomputed interest charges. Suspended interest totaled $1,167,918, $1,149,545, and $1,039,956 for the years ended September 25, 2008, 2007, and 2006, respectively.

The Money Tree Inc. and Subsidiaries

NOTE 3 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

Finance receivables charged off are net of proceeds from non-filing insurance. The Company purchases non-file insurance on certain loans in lieu of filing a Uniform Commercial Code lien. Premiums collected are remitted to the insurance company to cover possible losses from charge offs as a result of not recording these liens. Amounts recovered from non-file insurance claims totaled $2,543,460, $2,569,924, and $2,750,028, for the years ended September 25, 2008, 2007, and 2006, respectively. If this insurance product was discontinued, these proceeds would not be available to offset future credit losses and additional provisions for credit losses would be required. Amounts receivable from the insurance company related to non-file insurance claims were $514,897 and $382,472 at September 25, 2008 and 2007, respectively, and are included in other receivables in the accompanying consolidated balance sheets.

NOTE 4 – INVENTORY

Inventory consisted of the following:

September 25,	2008	2007

Used automobiles	$1,529,078	$2,170,617
Home furnishings and electronics	1,637,943	886,158

Total inventory	$3,167,021	$3,056,775

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

September 25,	2008	2007

Furniture and equipment	$6,978,418	$5,770,369
Airplane	609,155	507,180
Automotive equipment	543,154	640,925
Leasehold improvements	2,698,008	2,590,676

	10,828,735	9,509,150
Accumulated depreciation	(5,922,546)	(5,289,265)

Total property and equipment, net	$4,906,189	$4,219,885

Depreciation expense totaled $793,776, $794,418, and $946,745, for the years ended September 25, 2008, 2007 and 2006, respectively.

The Money Tree Inc. and Subsidiaries

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

For the fiscal years ended September 25, 2008 and 2007, the Company tested goodwill for impairment according to the provisions of FASB Statement No.142, Goodwill and Other Intangible Assets, and determined that goodwill had been impaired. Accordingly, the Company recorded charges to earnings of $991,243 and $365,824 for the years ended September 25, 2008 and 2007, respectively, as a result of impairments, which are included in other operating expenses in the Consolidated Statements of Operations.

Goodwill and intangible assets consisted of the following:

September 25,	2008	2007

Goodwill, net of accumulated amortization of $520,825	$-	$991,243

Covenants not to compete, net of accumulated amortization of $52,558 and $46,844 , respectively	4,778	10,492
Tradenames	30,000	30,000

Total intangible assets (included in Other Assets)	$34,778	$40,492

Amortization of covenants not to compete totaled $5,714, $5,714, and $6,746, for the years ended September 25, 2008, 2007, and 2006, respectively. The remaining book value of covenants not to compete of $4,478 will be amortized in 2009.

NOTE 7 – ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

September 25,	2008	2007

Accounts payable	$271,815	$272,558
Insurance payable, loan related	639,167	698,719
Accrued payroll	507,484	521,063
Accrued payroll taxes	38,420	39,402
Money orders	530,888	987,264
Sales tax payable	1,210,579	1,314,176
Other liabilities	80,517	186,874

Total accounts payable and other accrued liabilities	$3,278,870	$4,020,056

The Money Tree Inc. and Subsidiaries

NOTE 8 – DEBT

Debt consisted of the following:

September 25,	2008	2007

Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of a shareholder, interest at prime plus 2%, due in 2009. The carrying values of the collateral at September 25, 2008 and 2007 were $725,910 and $1,053,418 respectively.	$694,890	$511,663

Total senior debt	694,890	511,663

Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 9.6%, due at various dates through 2011.	45,020,194	56,267,926

Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 6.0% to 8.7%, due at various dates through 2012.	37,189,017	25,593,090

Total subordinated debentures	82,209,211	81,861,016

Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	613,442	1,451,550

Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	3,044,718	4,539,824

Total demand notes	3,658,160	5,991,374

Total debt	$86,562,261	$88,364,053

The Money Tree Inc. and Subsidiaries

NOTE 8 – DEBT (CONTINUED)

There are no pre-payment penalties on the senior debt or subordinated debt. At the Company’s discretion, these debt obligations could be satisfied by paying the outstanding principal balance plus accrued interest.

Effective December 25, 2005, the Company terminated the sale of debentures and demand notes through its subsidiary, The Money Tree of Georgia Inc. and commenced the sale of debentures and demand notes from the Parent company. Since many investors make periodic deposits to the demand notes, some chose to redeem the demand notes from The Money Tree of Georgia Inc. and establish demand notes from The Money Tree Inc. to avoid having multiple accounts.

Interest on the debentures is earned daily and is payable at any time upon request of the holder. Interest on the demand notes is payable only at the time demand is made by the holder for repayment of the note.

The debentures may be redeemed at the holder’s option at the end of the interest adjustment period selected (one year, two years or four years) or at maturity. Demand Notes may be redeemed by holders at any time. The Company intends to meet its obligation to repay such debt with cash generated from sales of the debentures and demand notes, cash on hand, income from operations or working capital.

The Company repaid all amounts outstanding under certain senior subordinated debt and certain junior subordinated debt to related parties during the year ended September 25, 2007.

Aggregate debt maturities at September 25, 2008 are as follows:

	2009	2010	2011	2012	Total
Senior debt, banks and finance companies	$694,890	$-	$-	$-	$694,890

Variable rate subordinated debentures	19,374,892	22,279,338	18,314,982	22,239,999	82,209,211
Demand notes	3,658,160	-	-	-	3,658,160

	$23,727,942	$22,279,338	$18,314,982	$22,239,999	$86,562,261

Interest expense totaled $8,275,310, $8,025,969, and $7,349,884, for the years ended September 25, 2008, 2007 and 2006, respectively.

NOTE 9 – COMMON STOCK

The common stock of the Company is comprised of the following: Class A voting shares, no par value, 500,000 authorized, 2,686 shares issued and outstanding; and Class B non-voting shares, no par value, 1,500,000 authorized, 26,860 shares issued and outstanding.

The Money Tree Inc. and Subsidiaries

NOTE 10 – INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109 (FAS 109); accordingly deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income taxes bases of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period.

The provision for income taxes for the years ended September 25, 2008, 2007 and 2006 consisted of the following:

Years ended September 25,	2008	2007	2006
Current tax expense (benefit)
Federal	$(626,984)	$393,010	$240,485
State	(55,210)	71,326	34,005

Total current	(682,194)	464,336	274,490
Deferred income tax expense (benefit)
Federal	(3,050,000)	(297,000)	18,000
State	(590,000)	(52,588)	(4,949)
(Decrease) increase in valuation allowance	4,850,000	(215,412)	(13,051)

Total deferred	1,210,000	(565,000)	-

Total provision (benefit)	$527,806	$(100,664)	$274,490

The income tax provision differs from the amount of income tax determined by applying the U.S. federal rate of 34% to pretax income for the years ended September 25, 2008, 2007 and 2006 due to the following:

Years ended September 25,	2008	2007	2006
Income tax expense at Federal statutory income tax rates	$(3,889,111)	$93,491	$273,387
Increase (decrease) in income taxes resulting from:
Non-taxable income	-	-	(52,717)
State income taxes , net of federal tax benefit	(452,967)	10,889	31,836
Non-deductible expenses	15,966	19,207	26,502
Increase (decrease) in valuation allowance	4,850,000	(215,412)	(13,051)
Other	3,918	(8,839)	8,533

	$527,806	$(100,664)	$274,490

Net deferred tax assets consist of the following components :

September 25,	2008	2007
Deferred tax liability:
Property and equipment	$564,000	$329,000

	564,000	329,000
Deferred tax assets :
Allowance for credit losses	3,551,000	1,484,000
State net operating loss carryforwards	1,918,000	317,000
Interest income	86,000	214,000
Insurance commissions	949,000	948,000
Goodwill and intangible assets	414,000	80,000

	6,918,000	3,043,000

Net deferred tax assets	6,354,000	2,714,000
Valuation allowance	(6,354,000)	(1,504,000)

Net deferred tax assets, less valuation allowance	$-	$1,210,000

The Money Tree Inc. and Subsidiaries

NOTE 10 – INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code.

At the end of the fiscal year 2008, the Company’s statements of operations reflected cumulative losses in recent years, as that term is used in FAS 109. The Company therefore considered such cumulative losses and other evidence affecting the assessment of the realizability of the net deferred tax assets and concluded that it was no longer more likely than not that the net deferred tax assets were realizable based on the guidance provided in FAS 109. Accordingly, the Company increased the valuation allowance to fully offset the net deferred tax assets.

The Company has available at September 25, 2008, unused Federal operating loss and charitable carryforwards of $3,934,358 and unused state operating loss and charitable carryforwards of $9,665,959 that expire in various amounts in years from 2009 through 2028.

NOTE 11—RELATED PARTY TRANSACTIONS

Related party transactions and balances consisted of the following:

As of, or for the years ended September 25,	2008	2007	2006
Interest expense, junior subordinated debt, related parties	$-	$6,941	$50,944

Junior subordinated debt owed to a shareholder	-	-	370,000

Rent expense, companies controlled by shareholders	2,150,371	2,033,291	2,187,432

Motor club commissions earned by The Money Tree Inc. and Subsidiaries represents sales of motor club member-ships with the Company acting as agent for an affiliate owned by a shareholder and other related parties	1,844,341	1,946,476	1,957,478

Income tax service agreement income from affiliated company owned by a shareholder and other related parties	-	3,310	83,034

The Money Tree Inc. and Subsidiaries

NOTE 11 – RELATED PARTY TRANSACTIONS (CONTINUED)

Martin Family Group, LLLP owns the real estate of thirteen branch offices, one used car lot, and the Company’s principal executive offices. The estate of the Company’s founder and former CEO is a limited partner of Martin Family Group, LLLP. A Company shareholder is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group LLLP. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC leases, and then subleases to the Company, another 54 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of management, rates paid for these are comparable to those obtained from third parties. A Company shareholder is the president of Martin Investments, Inc., the company which ultimately controls Martin Sublease LLC.

The Company receives commissions from sales of motor club memberships from an entity, owned by the Company’s President and late founder’s three children (of which one is a Director) pursuant to an Agency Sales Agreement.

NOTE 12 – OPERATING LEASES

The Company leases office locations under various non-cancelable agreements that require various minimum annual rentals.

Future minimum rental commitments at September 25, 2008 were as follows:

Year Ending September 25	Companies controlled by related parties	Other	Total
2009	$2,064,960	$701,780	$2,766,740
2010	1,619,088	507,837	2,126,925
2011	1,011,811	351,899	1,363,710
2012	336,661	149,723	486,384
2013	158,766	94,707	253,473
Thereafter	123,200	7,794	130,994

	$5,314,486	$1,813,740	$7,128,226

Substantially all of the lease agreements are for a five-year term with one or more renewal options at end of the initial term. Rental expense totaled $2,891,508, $2,818,172, and $2,943,644, for the years ended September 25, 2008, 2007, and 2006, respectively.

NOTE 13 – CONCENTRATION OF CREDIT RISK

The Company’s portfolio of finance receivables is with consumers living throughout Georgia, Louisiana, Alabama and Florida, and consequently such consumers’ ability to honor their installment contracts may be affected by economic conditions in these areas. On sales finance contracts and certain other loans, the Company has access to any collateral supporting these receivables through repossession. Finance receivables are collateralized by personal property, automobiles, real property and mobile homes. On unsecured loans, a non-filing insurance policy is generally obtained so that in the event of default, a claim can be filed in order to recover the unpaid balance.

The Company maintains demand deposits with financial institutions. The Company’s policy is to maintain its cash balances at reputable financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), which provides $250,000 of insurance coverage on each customer’s cash balances. At times during the years ended September 25, 2008 and 2007 the Company’s cash balances exceeded the FDIC insured coverage at certain financial institutions.

NOTE 14 – RETIREMENT PLAN

The Company has a 401(k) profit-sharing plan and trust. The plan covers substantially all employees, subject to attaining age 21 and completing 1 year of service with the Company. Under the plan, an employee may contribute up to 15 percent of his

The Money Tree Inc. and Subsidiaries

or her compensation, with the Company matching 25 percent of these contributions up to a maximum of 6 percent of the employee’s compensation.

Profit-sharing expense totaled $47,337, $32,946, and $35,297, for the years ended September 25, 2008, 2007, and 2006, respectively.

NOTE 15 – CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the consolidated financial statements.

NOTE 16 – DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $2,243,839, $2,075,668, and $1,994,175, for the years ended September 25, 2008, 2007, and 2006, respectively.

NOTE 17 – SEGMENT FINANCIAL INFORMATION

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 131), requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has two reportable segments: Consumer Finance and Sales and also Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 103 offices that make up this segment are similar in size and in the market they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of three used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, GA, Columbus, GA and Dublin, GA markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provisions for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries

NOTE 17 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Year ended September 25, 2008	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$15,904	$3,376	$19,280
Interest expense	(5,974)	(2,301)	(8,275)

Net interest and fee income before provision for credit losses	9,930	1,075	11,005
Provision for credit losses	(12,260)	(1,552)	(13,812)

Net interest and fee loss	(2,330)	(477)	(2,807)
Insurance commissions	9,084	531	9,615
Commissions from sale of motor club memberships from affiliated company	1,844	-	1,844
Delinquency fees	1,616	104	1,720
Other income	625	22	647

Net revenues before retail sales	10,839	180	11,019

Gross margin on retail sales	3,286	2,747	6,033

Segment operating expenses	(24,769)	(3,701)	(28,470)

Segment operating loss	$(10,644)	$(774)	$(11,418)

Depreciation (Included in segment operating expenses)	$389	$90	$479

Total segment assets	$51,990	$26,451	$78,441

Capital expenditures	$1,132	$13	$1,145

RECONCILIATION:			2008

Depreciation:
Segment depreciation	389	90	$479
Depreciation at corporate level			314

Total depreciation			$793

Total assets for reportable segments			$78,441

Cash and cash equivalents at corporate level			8,527
Other receivables at corporate level			957
Property and equipment, net at corporate level			1,377
Other assets at corporate level			2,498

Consolidated assets			$91,800

Total capital expenditures for reportable segments			$1,145
Capital expenditures at corporate level			414

Total capital expenditures			$1,559

The Money Tree Inc. and Subsidiaries

NOTE 17 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Year ended September 25, 2007	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$16,064	$3,417	$19,481
Interest expense	(5,708)	(2,318)	(8,026)

Net interest and fee income before provision for credit losses	10,356	1,099	11,455
Provision for credit losses	(3,712)	(1,270)	(4,982)

Net interest and fee income (loss)	6,644	(171)	6,473
Insurance commissions	9,569	551	10,120
Commissions from sale of motor club memberships from affiliated company	1,946	-	1,946
Delinquency fees	1,713	63	1,776
Income tax service agreement from affiliated company	3	-	3
Other income	731	17	748

Net revenues before retail sales	20,606	460	21,066

Gross margin on retail sales	2,986	3,846	6,832

Segment operating expenses	(23,639)	(3,965)	(27,604)

Segment operating profit (loss)	$(47)	$341	$294

Depreciation (Included in segment operating expenses)	$423	$103	$526

Total segment assets	$62,836	$28,077	$90,913

Capital expenditures	$173	$76	$249

RECONCILIATION:			2007

Depreciation:
Segment depreciation			$526
Depreciation at corporate level			268

Total depreciation			$794

Total assets for reportable segments			$90,913

Cash and cash equivalents at corporate level			9,762

Other receivables at corporate level			861
Employee receivables at corporate level			2
Property and equipment, net at corporate level			1,286
Deferred income taxes at corporate level			1,210
Other assets at corporate level			1,750
Consolidated assets			$105,784

Total capital expenditures for reportable segments			$249
Capital expenditures at corporate level			784
Total capital expenditures			$1,033

The Money Tree Inc. and Subsidiaries

NOTE 17 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Year ended September 25, 2006	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$16,699	$3,349	$20,048
Interest expense	(5,019)	(2,331)	(7,350)

Net interest and fee income before provision for credit losses	11,680	1,018	12,698
Provision for credit losses	(3,676)	(1,061)	(4,737)

Net interest and fee income (loss)	8,004	(43)	7,961
Insurance commissions	10,642	621	11,263
Commissions from sale of motor club memberships from affiliated company	1,957	-	1,957
Delinquency fees	1,494	71	1,565
Income tax service agreement from affiliated company	83	-	83
Other income	651	38	689

Net revenues before retail sales	22,831	687	23,518

Gross margin on retail sales	2,452	3,909	6,361

Segment operating expenses	(24,743)	(4,408)	(29,151)

Segment operating profit	$540	$188	$728

Depreciation (Included in segment operating expenses)	$498	$115	$613

Total segment assets	$64,289	$27,119	$91,408

Capital expenditures	$390	$64	$454

RECONCILIATION:			2006

Depreciation:
Segment depreciation			$613
Depreciation at corporate level			334

Total depreciation			$947

Total assets for reportable segments			$91,408

Cash and cash equivalents at corporate level			5,073
Other receivables at corporate level			1,013
Employee receivables at corporate level			2
Property and equipment, net at corporate level			1,275
Deferred income taxes at corporate level			645
Other assets at corporate level			2,071
Consolidated assets			$101,487

Total capital expenditures for reportable segments			$454
Capital expenditures at corporate level			445
Total capital expenditures			$899

The Money Tree Inc. and Subsidiaries

Consolidated Balance Sheets

	December 25, 2008	September 25, 2008

	(Unaudited)
Assets

Cash and cash equivalents	$5,260,284	$12,541,302
Finance receivables, net	67,213,838	67,730,473
Other receivables	1,904,061	956,752
Inventory	2,766,017	3,167,021
Property and equipment, net	4,823,540	4,906,189
Other assets	2,410,452	2,498,205

Total assets	$84,378,192	$91,799,942

Liabilities and Shareholders’ Deficit

Liabilities

Accounts payable and other accrued liabilities	$3,498,124	$3,278,870
Accrued interest payable	14,359,353	14,854,877
Senior debt	422,505	694,890
Variable rate subordinated debentures	77,410,936	82,209,211
Demand notes	3,212,204	3,658,160

Total liabilities	98,903,122	104,696,008

Commitments and contingencies (see Note 10)
Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-
Accumulated deficit	(16,202,577)	(14,573,713)

Total shareholders’ deficit	(14,524,930)	(12,896,066)

Total liabilities and shareholders’ deficit	$84,378,192	$91,799,942

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Operations

Three months ended December 25,	2008	2007

	(Unaudited)
Interest and fee income	$4,594,648	$4,988,192
Interest expense	(1,917,223)	(2,065,513)

Net interest and fee income before provision for credit losses	2,677,425	2,922,679
Provision for credit losses	(2,234,641)	(2,042,673)

Net interest and fee income after provision for credit losses	442,784	880,006
Insurance commissions	2,564,830	2,563,014
Commissions from motor club memberships from company owned by related parties	463,840	512,316
Delinquency fees	403,578	411,814
Other income	133,108	151,863

Net revenue before retail sales	4,008,140	4,519,013

Retail sales	4,593,979	5,034,915
Cost of sales	(2,980,207)	(3,078,292)

Gross margin on retail sales	1,613,772	1,956,623

Net revenues	5,621,912	6,475,636

Operating expenses
Personnel expense	(4,008,695)	(3,881,470)
Facilities expense	(1,045,556)	(994,432)
General and adminstrative expenses	(850,520)	(769,487)
Other operating expenses	(1,346,005)	(1,185,854)

Total operating expenses	(7,250,776)	(6,831,243)

Net operating loss	(1,628,864)	(355,607)
Loss on sale of property and equipment	—	(14,637)

Loss before income tax expense	(1,628,864)	(370,244)
Income tax expense	—	(210,243)

Net loss	$(1,628,864)	$(580,487)

Net loss per common share, basic and diluted	$(55.13)	$(19.65)

Weighted average shares outstanding	29,546	29,546

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Three months ended December 25,	2008	2007
	(Unaudited)
Cash flows from operating activities
Net loss	$(1,628,864)	$(580,487)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for credit losses	2,234,641	2,042,673
Depreciation	237,873	195,912
Amortization	1,310	1,429
Loss on sale of property and equipment	—	14,637
Change in assets and liabilities:
Other receivables	(947,309)	(252,658)
Inventory	401,004	211,240
Other assets	86,443	90,516
Accounts payable and other accrued liabilities	219,254	388,519
Accrued interest payable	(495,524)	613,515

Net cash provided by operating activities	108,828	2,725,296

Cash flows from investing activities
Finance receivables originated	(17,293,604)	(20,730,328)
Finance receivables repaid	15,575,598	17,104,131
Purchase of property and equipment	(155,224)	(152,092)
Proceeds from sale of property and equipment	—	14,785

Net cash used in investing activities	(1,873,230)	(3,763,504)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(272,385)	118,464
Demand notes	(445,956)	(928,569)
Proceeds-variable rate subordinated debentures	1,596,418	3,214,603
Repayments-variable rate subordinated debentures	(6,394,693)	(2,928,465)

Net cash used in financing activities	(5,516,616)	(523,967)

Net change in cash and cash equivalents	(7,281,018)	(1,562,175)

Cash and cash equivalents, beginning of period	12,541,302	17,854,277

Cash and cash equivalents, end of period	$5,260,284	$16,292,102

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Three months ended December 25,	2008	2007
	(Unaudited)
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:

Cash paid during the quarter for: Interest	$2,392,295	$1,402,672

Income taxes	$—	$181,488

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – BASIS OF PRESENTATION

The consolidated financial statements of The Money Tree Inc., a Georgia corporation (the “Parent”) and subsidiaries (collectively with the Parent, the “Company”) included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. For a description of significant accounting policies used by the Company in the preparation of its consolidated financial statements, see Note 1 to the Consolidated Financial Statements in the Company’s 2008 Annual Report on Form 10-K.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries after eliminating all significant intercompany transactions and reflect all normal, recurring adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations of the Company in conformity with U.S. generally accepted accounting principles for the interim periods reported. The results of operations for the three months ended December 25, 2008 and 2007 are not necessarily indicative of the results for the full fiscal year.

NOTE 2 – NATURE OF BUSINESS

The business of The Money Tree Inc. and subsidiaries (the “Company”) consists of: the operation of finance company offices in 103 locations throughout Georgia, Alabama, Louisiana and Florida; sales of merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of three used automobile dealerships in Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are also generated from commissions on the sales of automobile club memberships from a company owned by related parties and commissions from sales prepaid telephone service and prepaid cellular services.

The Company’s loan portfolio consists of consumer sales finance contracts receivables and direct consumer loan receivables. Consumer sales finance contracts receivables consist principally of retail installment sale contracts collateralized by used automobiles and consumer goods which are initiated by automobile and consumer good dealerships, subject to credit approval, in the locations where the Company operates offices. Direct consumer loan receivables are loans originated directly to customers for general use which are collateralized by existing automobiles or consumer goods, or are unsecured.

As of December 1, 2008, the Company’s registration of and ability to offer debentures and demand notes expired and has not been renewed. As a result, for the quarter ended December 25, 2008, the Company redeemed $4.8 million more in debentures than it sold and $0.4 million more in demand notes than it sold. The Company has historically depended on the sale of debentures and demand notes to investors and the collection of finance receivables to fund its obligations to redeem debentures and demand notes, make interest payments on debentures and demand notes, and to fund other company capital needs. The Company’s continued liquidity is therefore dependent on the registration and sale of debentures and demand notes and the continued collection of finance receivables or its ability to secure other financing sources. The deteriorating economy continues to negatively impact the credit quality of the Company’s finance receivables and may impact the Company’s ability to sell debentures and demand notes once its ability to offer is renewed. In the event additional debentures or demand notes are not registered and sold to investors or the Company otherwise fails to secure additional financing or capital sources, the Company’s liquidity and capital needs will be severely and negatively affected. Management believes its business is structured to mitigate the effects of adverse economic conditions and believes its retail operations will benefit from its established customer base and will provide sufficient liquidity for growth.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – NATURE OF BUSINESS (CONTINUED)

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $11,966,366 for the year ended September 25, 2008, a net loss of $1,628,864 for the quarter ended December 25, 2008 and had a shareholders’ deficit of $14,524,930 as of December 25, 2008. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, originate new loans and to ultimately attain successful operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No.157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted this pronouncement on September 26, 2008 with no material effect on the consolidated financial statements. As of December 25, 2008, the Company does not measure any assets or liabilities at fair value.

In February 2007, the FASB issued SFAS No.159, The Fair Value Option for Financial Assets and Liabilities - Including an Amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and accordingly, the Company adopted this pronouncement on September 26, 2008 with no material effect on the consolidated financial statements.

In December 2007, the FASB issued SFAS No.141(R), Business Combinations. This Statement replaces SFAS No.141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after September 26, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 25, 2009.

In December 2007, the FASB issued SFAS No.160, Noncontrolling Interests in Consolidated Financial Statements. This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning September 26, 2009.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management does not expect SFAS 161 to have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60 (“SFAS 163”). SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. The Company does not expect that SFAS 163 will have a material impact on its consolidated financial statements.

NOTE 4 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables consisted of the following:

	December 25, 2008	September 25, 2008

	(Unaudited )
Finance receivables, direct consumer	$40,622,009	$41,654,302
Finance receivables, consumer sales finance	17,222,368	16,793,743
Finance receivables, auto sales finance	30,260,514	30,707,329

Total gross finance receivables	88,104,891	89,155,374
Unearned insurance commissions	(2,614,316)	(2,793,425)
Unearned finance charges	(10,575,567)	(10,621,034)
Accrued interest receivable	898,059	865,885

Finance receivables, before allowance for credit losses	75,813,067	76,606,800
Allowance for credit losses	(8,599,229)	(8,876,327)

Finance receivables, net	$67,213,838	$67,730,473

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statement

NOTE 4 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

An analysis of the allowance for credit losses is as follows:

	As of and for the three months ended December 25, 2008	As of and for the year ended September 25, 2008	As of and for the three months ended December 25, 2007

	(Unaudited)		(Unaudited)

Beginning balance	$8,876,327	$3,710,679	$3,710,679

Provisions for credit losses	2,234,641	13,812,192	2,042,673

Charge-offs	(2,614,501)	(8,825,129)	(1,518,043)

Recoveries	63,914	196,208	47,616

Other	38,848	(17,623)	24,733

Ending balance	$8,599,229	$8,876,327	$4,307,658

NOTE 5 – INVENTORY

Inventory consisted of the following:

	December 25, 2008	September 25, 2008

	(Unaudited)

Used automobiles	$1,391,418	$1,529,078
Home furnishings and electronics	1,374,599	1,637,943

Total inventory	$2,766,017	$3,167,021

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statement

NOTE 6 – ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

	December 25, 2008	September 25, 2008

	(Unaudited)

Accounts payable	$176,304	$271,815
Insurance payable, loan related	786,886	639,167
Accrued payroll	528,339	507,484
Accrued payroll taxes	39,380	38,420
Money orders	370,199	530,888
Sales tax payable	1,241,411	1,210,579
Other liabilities	355,605	80,517

Total accounts payable and other accrued liabilities	$3,498,124	$3,278,870

NOTE 7 – DEBT

Debt consisted of the following:

	December 25, 2008	September 25, 2008

	(Unaudited)

Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of a shareholder, interest at prime plus 2%, due 2009. The carrying values of the collateral at December 25, 2008 and September 25, 2008 were $458,621 and $725,910, respectively.	$422,505	$694,890

Total senior debt	422,505	694,890

Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 9.6%, due at various dates through 2011.	41,575,953	45,020,194

Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 6.0% to 8.7%, due at various dates through 2012.	35,834,983	37,189,017

Total subordinated debentures	77,410,936	82,209,211

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 7 – DEBT (CONTINUED)

	December 25, 2008	September 25, 2008
	(Unaudited)

Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand. Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.

	507,800 2,704,404	613,442 3,044,718

Total demand notes	3,212,204	3,658,160

Total debt	$81,045,645	$86,562,261

NOTE 8 – INCOME TAXES

At the end of each quarter, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year and uses that rate in providing for income taxes on current year-to-date basis. For the three months ended December 25, 2008 and 2007, the Company increased the valuation allowance for its deferred income tax asset by $0.6 million and $0.3 million, respectively, resulting in a difference between income taxes calculated using expected annual federal and state rates and actual income tax expense.

NOTE 9 – RELATED PARTY TRANSACTIONS

Martin Family Group, LLLP owns the real estate of thirteen branch offices, one used car lot, and the Company’s principal executive offices. The estate of the Company’s founder and former CEO is a limited partner of Martin Family Group, LLLP. A Company shareholder is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group LLLP. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC, leases, and then subleases to the Company, another 54 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of management, rates paid for these are comparable to those obtained from third parties. A Company shareholder is the President of Martin Investments, Inc., the company which ultimately controls Martin Sublease LLC. Total rents paid were $555,976 and $519,825 for the three months ended December 25, 2008 and 2007, respectively and are included in operating expense in the Accompanying Unaudited Consolidated Statements of Operations.

The Company receives commissions from sales of motor club memberships from an entity, owned by the Company’s President and late founder’s three children (of which one is a Director), pursuant to an Agency Sales Agreement. Commissions earned on the sale of these memberships were $463,840 and $512,316 for the three months ended December 25, 2008 and 2007, respectively.

The Company also engages from time to time in other transactions with related parties. Refer to the “Related Party Transactions” disclosure in the notes to the Company’s Consolidated Financial Statements as of and for the year ended September 25, 2008.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10– CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the financial position or results of operations of the Company.

NOTE 11 – DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $589,466 and $578,655 for the three months ended December 25, 2008 and 2007, respectively.

NOTE 12 – SEGMENT FINANCIAL INFORMATION

Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information” (SFAS 131), requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has two reportable segments: Consumer Finance and Sales and Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 103 offices that make up this segment are similar in size and in the markets they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of three used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, GA, Columbus, GA and Dublin, GA markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provision for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended December 25, 2008	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

In Thousands	(Unaudited)

Net revenues (expense) before retail sales	$4,111	$(103)	$4,008

Gross margin on retail sales	943	671	1,614

Segment operating expenses	(6,353)	(898)	(7,251)

Segment operating loss	$(1,299)	$(330)	$(1,629)

December 25, 2008

In Thousands
Assets
Total segment assets	$51,626	$25,902	$77,528

RECONCILIATION:			December 25, 2008

			(Thousands)
Assets:
Total assets for reportable segments			$77,528

Cash and cash equivalents at corporate level			1,228
Other receivables at corporate level			1,904
Property and equipment, net at corporate level			1,308
Other assets at corporate level			2,410

Consolidated Assets			$84,378

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended December 25, 2007	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

In Thousands	(Unaudited)

Net revenues before retail sales	$4,326	$193	$4,519

Gross margin on retail sales	1,187	770	1,957

Segment operating expenses	(5,904)	(928)	(6,832)

Segment operating profit	$(391)	$35	$(356)

December 25, 2007

In Thousands
Assets
Total segment assets	$62,881	$28,010	$90,891

RECONCILIATION:			December 25, 2007

			(Thousands)
Assets:
Total assets for reportable segments			$90,891
Cash and cash equivalents at corporate level			9,518
Other receivables at corporate level			1,116
Property and equipment, net at corporate level			1,288
Deferred income taxes at corporate level			1,210
Other assets at corporate level			1,658
Consolidated Assets			$105,681

THE MONEY TREE INC.

$35,000,000 Subordinated Demand Notes

PROSPECTUS

April 10, 2009